U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

MANAGEMENT INFORMATION CIRCULAR

for the Annual General and Special Meeting of Shareholders

of

MFC INDUSTRIAL LTD.

to be held on November 14, 2014

October 10, 2014

These materials are important and require your immediate attention. They require shareholders of MFC Industrial Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact MFC Industrial Ltd.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 14, 2014

TO:       THE HOLDERS OF COMMON SHARES OF MFC INDUSTRIAL LTD.

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MFC Industrial Ltd. (the "Company") will be held at the Salón Taxco room, Club de Industriales Mexico City, Andres Bello 29, Miguel Hidalgo, Polanco, 11550 Ciudad de Mexico, D.F., Mexico on Friday, November 14, 2014 at 11:00 a.m. (Mexico City time), for the following purposes:

1.	to receive and consider the financial statements of the Company for the financial year ended December 31, 2013;

2.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular, approving an amendment to the Company's Articles to remove the provisions thereof that provide for staggered terms of office for the directors and consolidate the three classes of directors of the Company into one class of directors to stand for election annually, and, consequently, remove each of the current directors from the Board of Directors of the Company so that they may stand for election at the Meeting for an annual term, as more particularly described in the accompanying management information circular;

3.	to elect the Board of Directors of the Company for the ensuing year;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying management information circular, approving and adopting the 2014 equity incentive plan for the Company in the form set out at Schedule "C" to the accompanying management information circular;

5.	to appoint auditors of the Company for the fiscal year ended December 31, 2014 and to authorize the directors to fix the remuneration of the auditors for the ensuing year; and

6.	to transact such other business as may properly come before the Meeting and any and all adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Annual General and Special Meeting are a management information circular, a form of proxy and a financial statement request form.

The board of directors of the Company has fixed the close of business (New York time) on October 3, 2014 as the record date for determining shareholders who are entitled to receive notice of the Meeting and attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof. The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited, by mail or by hand, to the attention of: Proxy Services c/o Computershare Investors Services, PO Box 43102, Providence, Rhode Island, USA 02940-5068, by 11:00 a.m. (Mexico City time) on November 12, 2014 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The Chairman of the Meeting has the discretion to accept proxies received after that time.

DATED at Vancouver, British Columbia, this 10th day of October, 2014.

By order of the board of directors of the Company

/s/ Peter R. Kellogg
Peter R. Kellogg
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

October 10, 2014

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of common shares ("Common Shares") of MFC Industrial Ltd. (the "Company" or "MFC") in connection with the solicitation of proxies by the board of directors (the "Board") and management of the Company for use at the annual general and special meeting to be held at 11:00 a.m. (Mexico City time) on November 14, 2014 at the Salón Taxco room, Club de Industriales Mexico City, Andres Bello 29, Miguel Hidalgo, Polanco, 11550 Ciudad de Mexico, D.F., Mexico and any adjournment(s) or postponement(s) thereof (the "Meeting"), for the purposes set forth in the Notice of Annual General and Special Meeting (the "Notice of Meeting"), which accompanies and is part of this Circular.

The Notice of Meeting, form of proxy, supplemental mailing card and this Circular will be mailed to Shareholders commencing on or about October 23, 2014. The information contained herein is given as of October 10, 2014, except as otherwise stated. Unless otherwise indicated, all references in this document to "$" and "dollars" are to United States dollars and all references to "CDN$" are to Canadian dollars.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The Board has set the close of business (New York time) on October 3, 2014 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Persons who acquire Common Shares after the Record Date will not be entitled to vote such Common Shares at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Proxy Services c/o Computershare Investors Services, PO Box 43102, Providence, Rhode Island, USA 02940-5068, by 11:00 a.m. (Mexico City time) on November 12, 2014 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). Shareholders may also provide their voting instructions by telephone by calling toll free 1-800-652-VOTE (8683) or through the Internet at www.envisionreports.com/MFCI. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney-in-fact duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney-in-fact thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date of, but prior to the commencement of, the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries (as hereinafter defined) to revoke the form of proxy on their behalf.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee to the Board and for the appointment of the independent auditors of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with the requirements set out in Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such securities on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at October 3, 2014, being the Record Date, there were a total of 63,092,272 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of the Company's knowledge and based solely upon publicly available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares as of the date hereof:

Name	Amount Owned	Percent of Class
Peter Kellogg	20,662,400(1)	32.7%
____________________
Note:
(1)

Mr. Kellogg controls 13,405,000 Common Shares through IAT Reinsurance Company Ltd. ("IAT"). In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Common Shares owned by his wife.

RECEIPT OF FINANCIAL STATEMENTS

The directors will place before the Meeting the consolidated financial statements of the Company for the year ended December 31, 2013 together with the auditors' report thereon, which are included in the annual report of the Company for the year ended December 31, 2013.

AMENDMENT TO ARTICLES

The Company's Articles presently provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of the Company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the Shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor.

The Board is proposing that Shareholders pass a special resolution amending the Company's Articles to provide for the annual election of directors on a one-year term basis. Shareholders will be asked to consider, and if deemed advisable, approve an amendment (the "Amendment") to the existing Articles, specifically Article 11.1 thereof, which will remove the three-year staggered terms for directors and replace it with annual director retirement from office and re-election on a one-year term basis. As part of this special resolution, Shareholders will also be asked to approve the consequential removal of the directors whose terms of office do not expire at the Meeting, so all seven directors can be elected at the Meeting for a term expiring at the Company's next annual general meeting if the Amendment to the Articles is passed. Pursuant to the Company's Articles, the majority of votes required to pass a special resolution at a meeting of Shareholders is two-thirds of the votes cast on the resolution. The text of the special resolution to approve the Amendment is set forth at Schedule "B" hereto.

If the Shareholders approve the Amendment, all seven nominees for directors, as set out below, will stand for election for a one-year term at the Meeting, such term to expire at the next annual general meeting of Shareholders. If the Shareholders do not approve the Amendment, three nominees for directors will stand for election for a three-year term and the continuing directors will continue to hold office until the expiration of their respective terms, at which time they will be eligible for re-election for a three-year term.

The persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the special resolution approving the Amendment of the Articles of the Company, the form of which is set out in Schedule "B" hereto, unless the Shareholder has specified in the form of proxy that its Common Shares are to be voted against the resolution. In recommending that the Shareholders vote in favour of the Amendment, the Board considered that the Amendment would improve the corporate governance of the Company by bringing the election of directors of the Company into conformity with current corporate governance "best practices". In view of the foregoing, the Board concluded that the approval of the Amendment to the Articles will be in the best interests of the Company and its Shareholders.

ELECTION OF DIRECTORS

The Company's Articles currently provide for three classes of directors with staggered terms, as described above. As described above, at the Meeting, Shareholders will be asked to approve the Amendment, which, if approved, would result in the de-staggering of the Board of Directors.

If Shareholders Approve the Amendment

If the Amendment receives the requisite Shareholder approval at the Meeting, at the Meeting, Shareholders will be called upon to elect seven directors of the Company by ordinary resolution. The Board has selected Michael J. Smith, Peter R. Kellogg, Gerardo Cortina, Indrajit Chatterjee, Silke Stenger, William Horn and Dr. Shuming Zhao as its nominees.

If Shareholders Do Not Approve the Amendment

If the Amendment is not approved by Shareholders at the Meeting, at the Meeting, Shareholders will be called upon to re-elect three directors, who are currently Class III directors of the Company, by ordinary resolution. The Board has selected Michael J. Smith, Gerardo Cortina and Dr. Shuming Zhao as its nominees.

Indrajit Chatterjee and Silke Stenger have one year remaining in their terms as Class I directors of the Company, which term expires at the annual meeting of Shareholders to be held in 2015. Mr. Chatterjee is currently a member of the Company's Audit, Compensation, and Nominating and Corporate Governance Committees. Ms. Stenger was first appointed a director of the Company in August 2013 and serves on the Company's Audit, Compensation, Nominating and Corporate Governance Committees.

Messrs. Kellogg and Horn have two years remaining in their terms as Class II directors of the Company, which terms expire at the annual meeting of Shareholders to be held in 2016. Mr. Kellogg is the Chairman of the Company and currently serves on the Company's Compensation Committee. Mr. Horn currently serves on the Company's Audit Committee.

Nominees

The following table sets forth information regarding the nominees for election at the Meeting as directors of the Company or, if the Amendment to the Articles is not approved, the nominees for election at the Meeting of the Company and each director of the Company whose term of office will continue after the Meeting:

Name, Place of Residence and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate number of Common Shares beneficially owned, directly or indirectly, as of the date hereof
Michael J. Smith Hong Kong SAR, China Managing Director and Director	Mr. Smith has been a Director of the Company since 1986. He was the Company’s Chairman from 2003 to March 2014, Chief Financial Officer from 2010 to March 2014 and President and Chief Executive Officer between 1996 and 2000 and 2010 and May 2014. Mr. Smith is currently the Managing Director of the Company since May 2014. Mr. Smith has experience in corporate finance and restructuring.	1986	272,727(1)
Peter R. Kellogg(2) New Jersey, U.S.A. Chairman of the Board and Director	Mr. Kellogg is the Chief Executive Officer of IAT.	2013	20,662,400(3)
Gerardo Cortina Mexico City, Mexico Chief Executive Officer, President and Director	Mr. Cortina is the Chief Executive Officer, President, and a Director of the Company. Mr. Cortina was the managing director of Possehl Mexico S.A. de C.V. ("Possehl") from 1986 until June 2014.	2014	509,820(4)
Indrajit Chatterjee(2)(5)(6) Haryana, India Director	Mr. Chatterjee is a retired businessman and formerly was responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.	2005	Nil(7)
Dr. Shuming Zhao(6) Jiangsu, China Director

Dr. Zhao is the Chair Professor and Honorary Dean of the School of Business, Nanjing University, the People's Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China). Dr. Zhao has successfully organized and held eight international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

		2004- December 2013 March 2014	Nil
William C. Horn III(5) Massachusetts, U.S.A. Director	Mr. Horn is the President and Chief Operating Officer of First Angel Capital, LLC.	2013	618

Approximate number of
Common Shares
Name, Place of Residence			beneficially owned,
and Present Position with		Director	directly or indirectly, as
the Company	Principal Occupation, Business or Employment	Since	of the date hereof
Silke S. Stenger(2)(5)(6) Hesse, Germany Director	Ms. Stenger is an independent business consultant and business leadership coach. She was a former director of MFC when MFC was KHD Humboldt Wedag International Ltd. and has been director of KHD Humboldt Wedag International AG, Germany. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. She is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and SOX compliance. Furthermore, she is a business coach by training.	2013	Nil
____________________
Notes:
(1)	Mr. Smith also holds stock options to purchase up to 190,000 Common Shares.
(2)	Member of the Compensation Committee.
(3)	Mr. Kellogg controls 13,405,000 Common Shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Common Shares owned by his wife.
(4)	The Company entered into a share purchase agreement with Mr. Cortina in April 2014, as amended, to acquire his interest in Possehl, pursuant to which, among other things, the Company delivered 509,820 Common Shares to Mr. Cortina and agreed to deliver an additional 50,000 Common Shares on an annual basis over up to 11 years in the event that Possehl achieves certain annual net income targets in each respective year.
(5)	Member of the Audit Committee.
(6)	Member of the Nominating and Corporate Governance Committee.
(7)	Mr. Chatterjee holds stock options to purchase up to 55,000 Common Shares.

While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, a nominee is unable to stand for re-election as a director for any reason, the Designated Persons shall have the discretionary authority to vote for the election of any other person or persons as a director.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to elect, if Shareholders approve the Amendment to the Articles, Peter R. Kellogg, Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Silke Stenger, William Horn and Dr. Shuming Zhao as directors of the Company to serve a one-year term expiring at the next annual general meeting of the Company. If Shareholders do not approve the Amendment to the Articles, Shareholders will be asked to pass an ordinary resolution to elect Michael J. Smith, Gerardo Cortina and Dr. Shuming Zhao as Class III directors of the Company for a three-year term.

Pursuant to the Advance Notice Policy of the Company adopted by the board of directors on November 18, 2013 and approved by Shareholders on December 27, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than October 15, 2014. As at the date hereof, no such nominations have been received by the Company.

Corporate Cease Trade Orders

Other than as otherwise disclosed herein, to the best of the Company's knowledge, none of the nominees are, as of the date of this Circular, and have not been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, issued either while that person was acting in that capacity or after that person ceased to act in that capacity if it resulted from an event that occurred while that person was acting in that capacity.

In late 2009, LMS Medical Systems, Inc. ("LMS") was issued cease trade orders by the Alberta, British Columbia and Ontario securities commissions and the Autorité des marchés financiers in Québec as a result of LMS's failure to file its annual filings for the year ended March 31, 2009. During this time period, LMS and its subsidiary, LMS Medical Systems (Canada) Ltd., were in the process of entering a proposal under the Bankruptcy and Insolvency Act (Canada), through which (in July 2009) they sold substantially all of their assets and satisfied their creditor obligations 100 percent. Mr. Horn became a director of LMS in 2008 and was subsequently appointed as interim Chief Executive Officer and Chief Financial Officer to guide LMS through the bankruptcy process.

Bankruptcies

Other than as otherwise disclosed herein, to the best of the Company's knowledge, none of the nominees are, as of the date of this Circular, and have not been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such company.

To the best of the Company's knowledge, none of the nominees have, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed nominee.

Penalties or Sanctions

To the best of the Company's knowledge, other than as disclosed herein, the nominees have not been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or have been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee.

In 2014, Mr. Kellogg agreed to pay a $100,000 penalty to the United States Securities and Exchange Commission in connection with the required filing of certain beneficial share ownership statements under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934.

EQUITY INCENTIVE PLAN

In June 2014, the Board approved a new Equity Incentive Plan of the Company (the "2014 Plan"). At the Meeting, Shareholders will be asked to approve an ordinary resolution to adopt the 2014 Plan. The text of the ordinary resolution to approve the 2014 Plan is set forth below. To be effective, the resolution to approve the 2014 Plan must be passed by the majority of votes cast by Shareholders present or represented by proxy at the Meeting. The persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of this resolution, unless the Shareholder has specified in the form of proxy that its Common Shares are to be voted against the resolution.

The Board intends that the 2014 Plan will replace the Company's 2008 Equity Incentive Plan and the Company's 1997 Stock Option Plan and any plans emanating or deriving therefrom (collectively, the "Prior Plans"); provided, however, that each applicable Prior Plan will govern prior awards granted under such Prior Plan until all awards granted under such Prior Plan prior to the Effective Date (as defined herein) have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof. The Plan permits the grant of options, restricted stock rights, restricted stock, performance shares, performance share units and stock appreciation rights ("SARs").

Below is a summary of the material features of the 2014 Plan, which is qualified in its entirety by reference to the full text of the 2014 Plan, attached hereto as Schedule "C".

Purpose

The purpose of the 2014 Plan is to promote the long-term success of the Company and the creation of Shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of the Company and linking their interests directly to Shareholder interests through increased share ownership. The 2014 Plan is intended to achieve this purpose by providing for awards to participants in the form of restricted shares, restricted stock units, performance shares, performance share units, options and/or SARs. The Company believes it is important to have flexibility to grant various types of equity awards to its employees so that it can react appropriately to the changing environment.

Eligibility

Awards granted under the 2014 Plan may be made only to those persons who are employees, officers, consultants to and non-employee directors of the Company on the grant date of the award.

Stock Subject to the 2014 Plan

Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all awards under the 2014 Plan will initially be 2,000,000 Common Shares plus the number of Common Shares remaining available under the Prior Plans, which, as at the date hereof, was 877,018.

The maximum number of Common Shares which may be issued as incentive stock options under the 2014 Plan is limited to 2,000,000. Further, the maximum number of Common Shares that may be granted to any one participant in the 2014 Plan, who is a Covered Employee (as defined in the 2014 Plan) during the fiscal year where such participant's employment commences, shall be 400,000 and 350,000 for all other fiscal years.

In addition, the aggregate fair value of Awards (as defined in the 2014 Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company's issued and outstanding Common Shares.

Types of Awards

The 2014 Plan allows MFC to grant the following types of awards: options; restricted stock rights; restricted stock; performance shares; performance share units; and SARs.

Stock Options

The Company's compensation committee of the Board (the "Committee") may grant stock options qualifying as incentive stock options ("ISOs") under the United States Internal Revenue Code of 1986 (the "Code") and non-qualified stock options. The Committee determines the exercise price of such options. However, no options shall be granted at an exercise price that is less than the Fair Market Value (defined in the 2014 Plan as the closing price of the shares reported on the New York Stock Exchange on such date) of one Common Share on the grant date of the option. The Committee also determines the time or times at which options may be exercised (within 10 years from the grant date) and the method by which the exercise price of an option may be paid and the form of payment, but cannot reprice options previously granted under the 2014 Plan.

ISOs will lapse 10 years from the date they are granted, 90 days after the date of a participant's termination of employment for any reason other than death or disability, or six months after the date of a participant's termination of employment on the account of death or disability.

Restricted Stock Rights

A restricted stock right award gives the participant the right to receive Common Shares or a cash payment equal to the Fair Market Value (determined as of a specified date in the future). Common Shares are not issued under the award until specified restrictions lapse. The restrictions will lapse in accordance with a schedule or other condition determined by the Committee.

Participants holding restricted stock rights have no voting rights or rights to dividends with respect to the underlying Common Shares prior to the issuance of such Common Shares pursuant to the 2014 Plan. Payments for any vested restricted stock rights shall be made in one lump sum payment of shares, cash or a combination hereof, equal to the Fair Market Value of a specified number of Common Shares.

Restricted Stock

A restricted stock award gives the participant the right to receive a specified number of Common Shares at a purchase price determined by the Committee. As a general rule, if a participant terminates employment at a time when the restricted stock rights are subject to restrictions, the participant forfeits the unvested restricted stock rights.

Holders of restricted stock awarded under the 2014 Plan shall have the same voting, dividend and other rights as MFC's other Shareholders, subject to the terms of any applicable restricted stock agreement. The Committee establishes restrictions on transferability, the consideration for such awards and the type of vesting. Except as determined by the Committee, restricted stock previously granted will also be forfeited upon the failure to satisfy one or more performance criteria by the holder.

Performance Shares and Performance Units

A performance share award gives the participant the right to receive Common Shares if the participant achieves the performance goals established by the Committee during the performance period, as established by the Committee. Performance share units give participants the rights to shares, a cash payment or a combination of shares or cash if certain performance goals established by the Committee are met. All such payments shall be made in a lump sum.

Stock Appreciation Rights

A SAR gives the participant the right to share in the appreciation in value of one Common Share. The Committee determines the conditions and restrictions relating to SARs. Upon the exercise of a SAR, the holder shall be entitled to receive payment in an amount determined by multiplying (a) the difference, if any, of the Fair Market Value of one Common Share on the date of exercise over the price of the SAR fixed by the Committee at the grant date, which shall not be less than the Fair Market Value of a Common Share at the grant date, by (b) the number of Common Shares with respect to which the SAR is exercised.

Performance Based Awards

The Committee may designate certain awards it grants as performance based within the meaning of Section 162(m) of the Code.

Performance goals, which are defined in the 2014 Plan as the goals established by the Committee based on performance criteria set by the Committee, can be expressed in terms of overall Company performance or the performance of a division or an individual and may be stated in terms of absolute levels or relative to another company or index. Performance goals must be established within 90 days of the commencement of a performance period, and their outcome must be substantially uncertain at the time of establishment. The Committee cannot establish performance goals for any performance based award after 25% of the performance period for such award has lapsed. The Committee, in its discretion, also may adjust or modify the calculation of performance goals for such performance period in order to prevent the dilution or enlargement of the rights of participants to the 2014 Plan.

All recipients of performance based awards must be employees of the Company.

Adjustment to Capitalization

In the event of any change in the outstanding Common Shares by reason of a stock dividend or split, recapitalization, merger, consolidation, combination, reorganization, exchange of shares, or other similar corporate change, the aggregate number of Common Shares available under the 2014 Plan and subject to each outstanding award, and its stated exercise price or the basis upon which the award is measured, shall be adjusted appropriately by the Committee.

Change in Control Provisions

The 2014 Plan contains a "double trigger" change in control provision whereby 2014 Plan participants who are employees or officers of, or consultants to, the Company only receive benefits when either their employment or service terminates due to their discharge without cause or resignation with good reason in connection with a change in control, or at the discretion of the Committee.

Forfeiture Provisions

The Committee will specify in an award agreement that a participant's rights, payments and benefits with respect to an award shall be subject to reduction, cancelation or forfeiture upon the occurrence of specified events such as termination of employment for cause, a violation of company policies, fraud or a breach of a noncompetition or confidentiality restrictive covenant.

The Company also has discretion to immediately terminate a person's right to any further payments, vesting or exercisability with respect to any award in its entirety, and to determine whether a participant in the 2014 Plan has been terminated for cause and the date upon which such termination for cause occurs. All such determinations are final.

Share-Counting Rules

The 2014 Plan provides that the underlying Common Shares related to any award granted under the 2014 Plan that terminates, expires, lapses or is paid in cash will again be available for a grant under such plan. However, the 2014 Plan does not permit Common Shares tendered to pay the exercise price of an option, or tendered or withheld to satisfy a tax withholding obligation arising in connection with an award, to become available for grant or sale under the 2014 Plan. Additionally, the 2014 Plan provides that the exercise of a stock-settled SAR or broker-assisted "cashless" exercise of an option will reduce the number of Common Shares available for issuance under the 2014 Plan by the entire number of Common Shares subject to that SAR or option.

Award Repricing

The 2014 Plan explicitly prohibits the repricing of options.

Transferability

According to the 2014 Plan, with limited exceptions, no award granted under the 2014 Plan may be sold, transferred, pledged, and assigned unless otherwise determined by the Committee.

Amendment, Modification and Termination

The Board may at any time terminate, amend or modify the 2014 Plan, provided that such action be subject to approval by Shareholders when required by law, regulation, any stock exchange rule for any exchange on which the Common Shares are listed or the terms of the 2014 Plan. Additionally, no amendment, modification or termination of the 2014 Plan or any award under the 2014 Plan shall in any manner adversely affect any award previously granted without the consent of the holder thereof.

Specifically, the 2014 Plan mandates that neither the Board nor the Committee may, without the approval of Shareholders, (a) reduce the purchase price or exercise price of any outstanding award, including any option or SAR; (b) extend the expiry date of any outstanding option or SAR, except as expressly permitted by the 2014 Plan; (c) increase the number of Common Shares available under the 2014 Plan (other than any adjustment as a result of a recapitalization); (d) grant options with an exercise price that is below Fair Market Value on the grant date; (e) amend the 2014 Plan to remove or to exceed the participation limits set forth in the 2014 Plan; or (f) cancel any option or SAR in exchange for cash or any other award or in exchange for any option or SAR with an exercise price that is less than the exercise price of the original option or SAR.

Tax Withholding

The Company has the power to withhold or require a participant to remit to the Company an amount sufficient to satisfy all withholding tax requirements on any award under the 2014 Plan.

Funding

The Company is not required to segregate any of its assets to ensure payment of any award under the 2014 Plan.

No Shareholders Rights

No award gives the participant any of the rights of a Shareholder unless and until Common Shares are in fact issued to such person in connection with such award.

Effective Date and Termination

The 2014 Plan will become effective upon its approval by Shareholders at the Meeting (the "Effective Date") and will terminate on its 10th anniversary, unless earlier terminated in accordance with its provisions.

New Plan Benefits

Because awards under the 2014 Plan are discretionary, benefits or amounts that will hereinafter be received by or allocated to our Chief Executive Officer, our NEOs, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees who are not executive officers are not presently determinable. No awards that are contingent upon obtaining Shareholder approval of the 2014 Plan have been made under the 2014 Plan.

Approval Required

At the Meeting, Shareholders will be asked to approve the following by ordinary resolution (the "Plan Resolution"):

"BE IT RESOLVED THAT:

1.	The 2014 equity incentive plan, substantially in form attached at Schedule "C" of the management information circular of MFC Industrial Ltd. (the "Company") dated October 10, 2014, which accompanies the Notice of Meeting dated October 10, 2014, be, and is hereby, approved, ratified and affirmed; and

2.	any one director or officer of the Company be, and is hereby, authorized to take all such further actions and to execute and deliver all such further instrument and documents, in the name and on behalf of the Company, as may be necessary, proper or advisable in order to carry out and give full effect to the foregoing."

To be effective, the Plan Resolution must be passed by the majority of votes cast by Shareholders present or represented by proxy at the Meeting. The persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of this resolution, unless the Shareholder has specified in the form of proxy that its Common Shares are to be voted against the resolution.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management of the Company intends to recommend at the Meeting that Shareholders vote for the appointment of PricewaterhouseCoopers LLP ("PwC") as auditors of the Company for the fiscal year ending December 31, 2014, and to authorize the directors to fix their remuneration for the ensuing year. PwC was first appointed as auditors of the Company at its last annual general and special meeting of shareholders held on December 27, 2013.

STATEMENT OF EXECUTIVE COMPENSATION

General

Pursuant to applicable securities legislation, the Company is required to provide a summary of all annual compensation for services in all capacities to the Company and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of any persons who acted as either the Chief Executive Officer or the Chief Financial Officer of the Company for any part of such year, and each of the other three most highly compensated executive officers of the Company whose total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (the "NEOs").

Compensation Discussion and Analysis

In determining executive compensation, the Compensation Committee aims to encourage and reward performance in order to maintain the position of the Company in a highly competitive environment. The Compensation Committee endeavours to ensure that the Company's compensation policies:

  attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive's level of responsibility;

  recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives; and

  ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company.

The Compensation Committee believes that compensation packages for the Company's executives must be designed to attract and retain executives critical to the success of the Company, ensure that executive compensation is linked to both individual and corporate performance and focus executives on business factors that impact shareholder value. The Compensation Committee also considers the recommendations of the Chief Executive Officer for executives other than the Chief Financial Officer, and relies on Board discussions in its analysis and recommendations. Compensation for the NEOs for the year ended December 31, 2013 consisted of two main components: (i) base salary; and (ii) annual performance incentives.

Base Salary

Base salary reflects annual compensation received by an executive for the position he or she holds and the role he or she performs within the Company. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by the Company's competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within the Company. The relative base salary of executive officers reflects their experience, the accountability of their respective roles and the incumbent's performance in such roles. Base salaries are benchmarked internally against similar roles and are then adjusted depending on a NEO's past performance, experience, individual qualifications, promotion or other change in responsibilities and expected future contributions to the Company.

Annual Performance Incentives

The Company's annual performance incentives are designed to reinforce the Company's business strategy as approved by the Board. The objective of awarding annual performance incentives is to provide a component of compensation that rewards near term performance results of the Company as a whole. Such incentives focus attention on the achievement of short term profitability with lesser emphasis on revenues. The annual performance incentives provide executives with the opportunity to earn cash incentives based on the achievement of pre-established individual performance objectives. Awards vary as a percentage of base salary and incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company's business plan for the fiscal year as approved by the Board and are intended to be challenging but achievable.

Annual performance incentives are an important component of the total compensation that may be received by a NEO, primarily because they provide the NEO with the potential to receive an annual financial reward based on the achievement of specific goals. Annual performance incentives are designed to achieve three important objectives:

  to motivate and reward eligible executives who contribute to successfully achieving Company goals;

  to provide executives with a competitive total compensation package; and

  to attract and retain talented executives.

The Company's executive incentive program, implemented in 2009, offers cash incentive payouts in return for the Company's executive officers achieving certain short-term, operational and strategic targets as may be established by the Compensation Committee. The intention of the program was to align and motivate the Company's executive team during the Company's 2009 business restructuring program and through the subsequent three to five years. The incentive plan comprised three sets of incentive targets: short-term, operational and strategic. The operational and strategic targets are longer term targets to be based on a business and strategic plan to be developed by management and approved by the Board. Incentive payments against the short-term targets, if achieved and awarded, are to be paid each year, whereas incentive payments against the operational and strategic targets may be earned annually but will accrue for distribution after three years. During the financial year ended December 31, 2013, annual performance incentives were earned by certain NEOs to reflect the satisfaction of certain discretionary performance targets in connection with the Company's business and operations.

Security Based Compensation

Options are granted to executive officers pursuant to the terms of the Company's 1997 stock option plan (the "Option Plan") and awards are available for grant under the Company's 2008 equity incentive plan (the "Incentive Plan"). Grants under the Option Plan and the Incentive Plan are made based on the executive's contribution to the achievement of the Company's goals, taking into account the executive's existing level of equity incentives. In determining whether to grant options or awards under the Option Plan and the Incentive Plan to the executive officers, the Board takes into account previous grants. Please refer to the section of this Circular entitled "Statement of Executive Compensation – Option-Based Awards" below.

During the year ended December 31, 2013, no options to purchase Common Shares were granted to directors or employees of the Company.

At the Meeting, Shareholders are being asked to approve the 2014 Plan, which will replace both the Option Plan and the Incentive Plan. Please see "Equity Incentive Plan" for further details regarding the proposed 2014 Plan.

Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company's risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

  appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and

  use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

The Board and Compensation Committee have discussed and assessed risk related to the Company compensation policies and practices and are of the view that, when looked at in their totality, the Company's compensation policies and practices do not incentivize risk taking outside the Company's risk appetite. The Company does not have any formal policy respecting the purchase by an NEO or a director of financial instruments.

Compensation Governance

The Company has a Compensation Committee, comprised entirely of independent directors, being Peter R. Kellogg, Silke S. Stenger and Indrajit Chatterjee. The Compensation Committee is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Option Plan and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters. The Board of Directors adopted a revised charter for the Compensation Committee on October 26, 2013, a copy of which is available online at MFC's website at www.mfcindustrial.com. The responsibilities, powers and operation of the Compensation Committee are detailed in the Compensation Committee's charter.

The members of the Compensation Committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of the Company's compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to: industry knowledge; operational experience; financial knowledge; and international business experience.

Performance Graph

The following chart compares the cumulative total return assuming a $100 investment in the Common Shares with the cumulative total return of the Russell 2000 Index over the five most recently completed financial years, assuming that the $100 investment was made on January 1, 2009 and assuming the reinvestment of dividends.

	1/1/09	31/12/09	31/12/10	31/12/11	31/12/12	31/12/13
MFC Industrial Ltd.	$100	$121.84	$122.38	$112.85	$141.74	$136.20
Russell 2000 Index	$100	$127.17	$161.32	$154.59	$179.86	$249.69

The performance of the Common Shares as set out in the graph above does not necessarily indicate future price performance. Executive compensation has generally followed the trend in shareholder returns. As described above, the Compensation Committee considers various factors in determining the compensation of the NEOs. The Compensation Committee does not consider the price of the Common Shares to be a strong indicator of performance.

Option-Based Awards

Pursuant to the terms of the Option Plan, the Board currently administers and implements the Option Plan and the Incentive Plan and recommends changes or additions thereto. The Compensation Committee assists the Board in these respects. The Board determines all option-based awards to be granted pursuant to the Option Plan or the Incentive Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new option-based awards to executive officers, the Board takes into account previous grants of option-based awards.

For a summary of the material provisions of the Option Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans – Option Plan". For a summary of the material provisions of the Incentive Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans – Incentive Plan".

Summary Compensation Table

During the fiscal year ended December 31, 2013, the Company paid an aggregate of approximately $1.8 million in cash compensation to its officers, excluding directors' fees. The following table (and notes thereto) states the name of each NEO, his or her total annual compensation, consisting of salary, bonus and other annual compensation, and long-term compensation, for example Option Plan and/or Incentive Plan awards, for the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE
					Non-equity incentive
					compensation plan
					compensation
					($)(1)
			Share-	Option-		Long-
			based	based	Annual	term	Pension	All Other	Total
Name and Principal		Salary	awards	awards	incentive	incentive	value	Compensation	Compensation
Position	Year	($)	($)	($)(2)	plans	plans	($)	($)	($)
Michael J. Smith
Managing Director
and former	2013	301,239	-	-	103,660	-	-	190,745(4)	595,644
Chairman, Chief	2012	300,117	-	-	93,800	-	-	185,315(4)	579,232
Executive Officer	2011	301,538	-	1,079,130(5)	133,794	-	-	179,555(6)	1,694,017
and Chief Financial
Officer(3)
Gerardo Cortina
Chief Executive	2013	388,130	-	-	-	-	-	4,236(8)	392,366
Officer and former	2012	41,770	-	-	-	-	-	3,977(8)	45,747
Managing Director	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mexico(7)
Roland Schulien Senior Vice President Finance, Europe
	2013	185,990	-	-	7,971	-	-	27,098(9)	221,059
	2012	174,828	-	-	10,284	-	-	27,258(9)	212,370
	2011	207,731	-	-	5,568	-	-	32,328(9)	245,627

Ernest Alders	2013	204,431(11)	-	-	14,206	-	-	5,619(12)	224,256
Former Vice	2012	206,111	-	-	13,121	-	-	9,316(12)	228,548
President(10)	2011	198,411	-	553,400(13)	16,718	-	-	8,999(12)	777,528
____________________
Notes:
(1)	All awards under MFC's non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	The fair value of the stock-based compensation at the date of grant is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3 years, expected volatility of 60.09%, risk-free interest rate of 0.97% and expected dividend yield of 2.58%.
(3)	Mr. Smith ceased acting as the Company's Chief Financial Officer and Chairman in March 2014 and Chief Executive Officer in May 2014. Mr. Smith was appointed the Company's Managing Director in May 2014.

(4)	Consists of housing allowances and expenses.
(5)	Represents options to purchase up to 390,000 Common Shares, which are exercisable at a price of $7.81 per Common Share and expire on January 1, 2016.
(6)	Consists of housing allowances and medical benefits.
(7)	Mr. Cortina was appointed the Company's Chief Executive Officer in May 2014. He joined the Company in November 2012 as a result of the Company's acquisition of Possehl and compensation information for Mr. Cortina relating to the 2012 year in the table above is only for the period commencing on such date and ending on December 31, 2012.
(8)	Consists of customary perquisites.
(9)	Consists of auto benefits.
(10)	Mr. Alders ceased being an officer of the Company in June, 2014.
(11)	Includes accrued but unpaid amounts.
(12)	Consists of customary perquisites, including a housing allowance.
(13)	Represents options to purchase up to 200,000 Common Shares which are exercisable at a price of $7.81 per Common Share and expire on January 1, 2016.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2013 the value of "in-the-money" unexercised options held by the NEOs was $106,200.

Name	Option-based Awards				Share-based Awards
					Shares	Market or	Market or
	Number of			Value of	or units	payout value	payout value of
	securities			unexercised	of shares	of share-	vested share-
	underlying	Option	Option	in-the-	that	based awards	based awards
	unexercised	exercise	expiration	money	have not	that have not	not paid out or
	options	price	date	options	vested	vested	distributed
	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Michael J. Smith Managing Director and former Chairman, Chief Executive Officer and Chief Financial Officer	390,000(1)	7.81	01/01/2016	$70,200	Nil	Nil	Nil
Gerardo Cortina President and Chief Executive Officer and former Managing Director Mexico	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ernest Alders Former Vice President	200,000(2)	7.81	01/01/2016	$36,000	Nil	Nil	Nil
____________________
Notes:
(1)	In April 2014, Mr. Smith voluntarily surrendered 200,000 of such options for cancellation.
(2)	Mr. Alders ceased being an officer of the Company in June 2014, and, accordingly, such options expired subsequent to December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by an NEO if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by an NEO.

	Option-based awards – Value	Share-based awards – Value vested
	vested during the year	during the year
Name	($)(1)	($)
Michael J. Smith
Managing Director and former Chairman, Chief Executive	Nil	Nil
Officer and Chief Financial Officer
Gerardo Cortina
President and Chief Executive Officer and former Managing	Nil	Nil
Director Mexico
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil
Ernest Alders Vice President	Nil	Nil
____________________
Note:
(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares of the Company on the New York Stock Exchange and the exercise price on such vesting date.

Pension Plan Benefits

As at December 31, 2013, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its NEOs.

Termination and Change of Control Benefits

Effective March 1, 2008, the Company entered into an independent consulting agreement with Michael Smith, the Company's then Chairman and Chief Executive Officer, pursuant to which he provided consulting services to the Company. In the event that the agreement is terminated by the Company or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require the Company to purchase all or any part of the Common Shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of the Common Shares on the New York Stock Exchange for the ten preceding trading days. Assuming a discontinuance of Mr. Smith's services as a result of termination or a change of control effective December 31, 2013, the Company would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $3.1 million pursuant to the terms of his consulting arrangement. In July 2014, the Company made a lump sum payment to Mr. Smith of $1.8 million in full and final settlement of its obligations under the consulting agreement as a result of the occurrence of a change of control under the consulting agreement.

2014 Employment Agreements

Michael Smith

In July 2014, the Company entered into a two-year consulting agreement with Mr. Smith in connection with his appointment as Managing Director of the Company. Pursuant to the agreement, among other things, the Company agreed to pay Mr. Smith an annual base fee of $460,000 and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Smith to receive under the 2014 Plan (subject to Shareholder approval thereof): (i) 100,000 restricted stock units which shall "time only" vest as to 50% on the first anniversary of the grant date and the balance on the second anniversary; and (ii) performance share units with a target value of 200% of Mr. Smith's annual base fee. If Mr. Smith's engagement with the Company is terminated by the Company for any reason other than for just cause or he resigns for good reason, he will be entitled to any accrued benefits, any unpaid amounts payable under the Company's incentive plan for the year ending on or preceding the termination, and his base fee for the balance of the term following such termination.

Gerardo Cortina

The Company entered into an employment agreement with Mr. Cortina effective May 2014, in connection with his appointment as the President and Chief Executive Officer of the Company. Pursuant to the Agreement, the Company will pay Mr. Cortina an annual base salary of $650,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Cortina to receive performance share units under the 2014 Plan with a target value of no less than 100% of his base salary for each of the years ending December 31, 2014, 2015 and 2016, subject to the Corporation obtaining requisite approval of the 2014 Plan. If Mr. Cortina's employment is terminated by the Company other than for just cause, or by Mr. Cortina for good reason, within six months of a change of control, he will be entitled to any accrued benefits, any unpaid amounts payable under the Company's incentive plan for the year ending on or preceding the termination, any outstanding equity awards that may be granted in accordance with the Company's incentive plan and a lump sum payment of two times the sum of his base salary in the previous twelve months plus the higher of his current bonus or the average bonus received by him in the three years prior to termination.

Samuel Morrow

The Company entered into an employment agreement with Mr. Morrow effective May 2014, the Company's Chief Financial Officer, in connection with his appointment as an officer of the Company. Pursuant to the agreement, the Company will pay Mr. Morrow an annual base salary of $210,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Morrow to receive performance share units under the 2014 Plan with a target value of at least 50% of Mr. Morrow's base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Morrow's employment is terminated by the Company other than for just cause, or by Mr. Morrow for good reason, within six months of a change of control, he will be entitled to any accrued benefits, any unpaid amounts payable under the Company's incentive plan for the year ending on or preceding the termination, any outstanding equity awards that may be granted in accordance with the Company's incentive plan and a lump sum payment of one and a quarter times the sum of his base salary in the previous twelve months plus the higher of his current bonus or the average bonus received by him in the three years prior to termination.

Director Compensation

The following table provides a summary of compensation, consisting wholly of directors' fees, paid by the Company during the fiscal year ended December 31, 2013 to the directors of the Company.

DIRECTOR COMPENSATION TABLE(1)
			Option-	Non-equity
	Fees	Share-based	based	incentive plan		All other
	Earned	awards	awards	compensation	Pension value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Peter R. Kellogg(2)	-	-	-	-	-	-	-
Dr. Shuming Zhao(3)	87,500	-	-	-	-	-	87,500
Ian Rigg(4)	121,233	-	-	-	-	-	121,233
Indrajit Chatterjee	87,500	-	-	-	-	-	87,500
Ravin Prakash(5)	-	-	-	-	-	-	-
William C. Horn III(6)	-	-	-	-	-	-	-
Silke S. Stenger(7)	75,425	-	-	-	-	-	75,425
____________________
Notes:
(1)	Compensation provided to the Company's Managing Director and former Chief Executive Officer and Chief Financial Officer, Michael Smith, is disclosed in the table above under the heading "Summary Compensation Table".
(2)	Mr. Kellogg was elected as a director of the Company on December 27, 2013.
(3)	Dr. Zhao served as a director of the Company until December 27, 2013 and was re-appointed to the Board in March 2014 to fill a vacancy.
(4)	Mr. Rigg passed away in March 2014.
(5)	Mr. Prakash received $127,276 in compensation in connection with acting as an advisor to the Company. Mr. Prakash ceased being a director in December 2013.
(6)	Mr. Horn was elected as a director of the Company on December 27, 2013.
(7)	Ms. Stenger was appointed as a director of the Company on August 14, 2013.

Narrative Discussion

A total of $371,658 was paid to directors of the Company for services rendered as directors or for committee participation or assignments, during the most recently completed financial year. The Company's non-executive directors are each paid an annual fee of $25,000 and $2,500 for each directors' meeting attended as well as additional fees, as applicable, for their respective participation on the Company's Audit, Nominating and Corporate Governance and Compensation Committees. The Company also reimburses its directors and officers for expenses incurred in connection with their services as directors and officers.

Incentive Plan Compensation for Directors

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2013 the value of "in-the-money" unexercised options held by the directors was $29,700.

	Option-based Awards				Share-based Awards
					Shares	Market or	Market or
	Number of			Value of	or units	payout value	payout value of
	securities			unexercised	of shares	of share-	vested share-
	underlying	Option	Option	in-the-	that	based awards	based awards
	unexercised	exercise	expiration	money	have not	that have not	not paid out or
Name	options	price	date	options	vested	vested	distributed
	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Peter R. Kellogg	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Dr. Shuming Zhao	55,000(1)	7.81	01/01/2016	9,900	Nil	Nil	Nil
Ian Rigg	55,000(2)	7.81	01/01/2016	9,900	Nil	Nil	Nil
Indrajit Chatterjee	55,000	7.81	01/01/2016	9,900	Nil	Nil	Nil
William C. Horn III	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Silke S. Stenger	Nil	N/A	N/A	Nil	Nil	Nil	Nil
____________________
Notes:
(1)	Such options expired subsequent to the year ended December 31, 2013.
(2)	30,326 of such options were exercised, and the balance thereof expired, subsequent to the year ended December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by each director if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by each director.

	Option-based awards – Value	Share-based awards – Value vested
	vested during the year	during the year
Name	($)	($)
Peter R. Kellogg	Nil	Nil
Dr. Shuming Zhao	Nil	Nil
Ian Rigg	Nil	Nil
Indrajit Chatterjee	Nil	Nil
William C. Horn III	Nil	Nil
Silke S. Stenger	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out securities authorized for issuance under equity compensation plans as of December 31, 2013:

			Number of Common Shares
	Number of Common Shares	Weighted average	remaining available for issuance
	to be issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan Category	warrants and rights	warrants and rights	second column)
Equity compensation plans
approved by securityholders	1,720,000	7.81	12,344
(Option Plan)
Equity compensation plans
approved by securityholders	915,000	7.81	585,000
(Incentive Plan)
Total	2,635,000	Not Applicable	597,344

Option Plan

The Option Plan provides for the grant of incentive stock options to purchase Common Shares to the Company's directors, officers and key employees and other persons providing ongoing services to the Company. The Option Plan is administered by the Board. The maximum number of Common Shares which may be reserved and set aside for issuance under the Option Plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one Common Share. The exercise price of an option may not be less than the closing market price of the Common Shares on the New York Stock Exchange on the day prior to the date of grant of the option. In the event the Common Shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the Common Shares on the New York Stock Exchange for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Option Plan for an exercise period of up to ten years from the date such options are granted. During the year ended December 31, 2013, no options to purchase Common Shares were granted to directors, officers or employees under the Option Plan. There are 1,465,000 options outstanding as of the date hereof. There were 267,344 options available for grant under the Option Plan as of the date hereof.

Incentive Plan

At the Company's annual and special meeting of the Shareholders held in September 2008, the Shareholders passed a resolution approving the Incentive Plan to further align the interests of the Company's employees and directors with those of the Shareholders by providing incentive compensation opportunities tied to the performance of the Common Shares and by promoting increased ownership of the Common Shares by such individuals.

Pursuant to the terms of the Incentive Plan, the Board, the Compensation Committee or such other committee of the Board as is appointed by the Board to administer the Incentive Plan may grant Awards (as hereinafter defined) under the Incentive Plan, establish the terms and conditions for those Awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan's administration. The Board or the relevant committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards (each, an "Award") under the Incentive Plan. Awards may be granted to employees, directors, officers or consultants of the Company or any affiliate or any person to whom an offer of employment with the Company or any affiliate is extended. The Board or the relevant committee has the authority to determine which employees, directors, officers, consultants and prospective employees should receive Awards. Non-employee directors and consultants may not receive incentive stock options.

The maximum number of Common Shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 Common Shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 Common Shares. Any Awards or portions thereof that are settled in cash and not by issuance of Common Shares are not counted against the 1,500,000 Common Shares. During the year ended December 31, 2013, no Awards were granted to directors or employees. There are 860,000 Common Shares issuable pursuant to existing Awards as of the date hereof. There are 609,674 Common Shares available for grant as Awards under the Incentive Plan as of the date hereof.

At the Meeting, Shareholders are being asked to approve the 2014 Plan, which will replace both the Option Plan and the Incentive Plan. Please see "Equity Incentive Plan" for further details regarding the proposed 2014 Plan.

CORPORATE GOVERNANCE DISCLOSURE

The disclosure noted below is in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices. The section references in this section are to Form 58-101F1.

1.	Board of Directors

	(a)	Peter R. Kellogg, Indrajit Chatterjee, Dr. Shuming Zhao, Silke S. Stenger, and William C. Horn III are independent directors of the Company.

	(b)	Michael J. Smith and Gerardo Cortina are executive officers of the Company and are therefore not independent directors.

	(c)	A majority of the Company's directors are independent.

	(d)	The following directors are also directors of another reporting issuer (or the equivalent in a foreign jurisdiction), as identified next to his name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Dr. Shuming Zhao	Daqo New Energy Corp.
Peter R. Kellogg	Namtai Electronics (since 2000)
Ziegler Companies (since 2003)

(e)	During fiscal 2013 (the Company's most recently completed financial year), the independent directors held four meetings at which non-independent directors and members of management were not in attendance. In addition, the Board holds frequent meetings and has open communication in order to facilitate open and candid discussion among its independent directors.

(f)	The Chairman of the Board is Peter R. Kellogg, and the Board has determined that he is an independent director. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee being composed of all independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

(g)	The following table shows the attendance record of each director for all Board meetings held during fiscal 2013 (including all Board actions by written consent in lieu of a meeting):

Director	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	32	100
Dr. Shuming Zhao	32	100
Indrajit Chatterjee	32	100
Peter R. Kellogg(1)	n/a	n/a
William C. Horn III(2)	n/a	n/a
Silke S. Stenger(3)	13	100
Gerardo Cortina(4)	n/a	n/a
____________________
Notes:
(1)	Mr. Kellogg was appointed to the Board in December 2013 and has attended all of the Board meetings held (including all Board actions by written consent in lieu of a meeting) since his appointment.
(2)	Mr. Horn was appointed to the Board in December 2013 and has attended all of the Board meetings held (including all Board actions by written consent in lieu of a meeting) since his appointment.
(3)	Ms. Stenger was appointed as a director of the Company on August 14, 2013.
(4)	Mr. Cortina was appointed to the Board in May 2014 and has attended all of the Board meetings held (including all Board actions by written consent in lieu of a meeting) since his appointment.

2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Business Corporations Act, S.B.C. 2002, c.57, MFC's governing statute, provides that directors must "manage or supervise the management of the business and affairs of MFC". In practice, as the Board cannot "manage" a corporation such as MFC in the sense of directing its day-to-day operations, the overarching role and legal duty of the Board is to "supervise" the management of MFC's business and affairs. Accordingly, the Board oversees development of the overall strategic direction and policy framework for MFC. This responsibility is discharged through Board oversight of MFC's management, which is responsible for the day-to-day conduct of the business.

The Board's primary responsibilities are to supervise the management of MFC, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:

  selecting and assessing members of the Board;

  choosing, assessing and compensating the Chief Executive Officer of MFC, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

  reviewing and approving MFC's strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

  adopting a code of conduct and a disclosure policy for MFC, and monitoring performance against those policies;

  ensuring the integrity of MFC's internal control and management information systems;

  approving MFC's financial statements and related public disclosures prior to such disclosure;

  approving any major changes to MFC's capital structure, including significant investments or financing arrangements; and

  reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

Directors are expected to attend Board meetings and meetings of the committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their duties and responsibilities.

It shall be the policy of the Board that a majority of the members of the Board, and all of the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, shall meet the independence requirements of applicable law and the rules of the Securities and Exchange Commission, including the independence requirements of the Sarbanes-Oxley Act of 2002, the applicable Canadian securities commissions and the New York Stock Exchange in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

3.	Position Descriptions

Chairman of the Board

The Board has developed and approved the following position description for the Chairman of the Board:

Position: Chairman of the Board

Reports to: the Board

General Accountability

The Chairman of the Board reports and is accountable to the Board of Directors and the management of the Company through the Chief Executive Officer. The Chairman acts as the communicator of Board decisions where appropriate.

Nature and Scope

The Chairman performs the following additional functions, among others:

  provides independent advice and counsel to the Chief Executive Officer;

  ensures that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgements;

  in concert with the Chief Executive Officer, develops and sets agendas for meetings of the Board;

  acts as Chairman at meetings of the Board;

  recommends to the Board, after consultation with the directors, management and the Nominating and Corporate Governance Committee, the appointment of members of the Committees of the Board;

  recommends an annual schedule for Board and Committee meetings;

  assesses and makes recommendations to the Board as a whole, the Committees of the Board and individual directors;

  acts as Chair of Shareholder meetings; and

  ensures that regularly, upon completion of ordinary business of a meeting of the Board, the Directors hold discussions without management present.

Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: the Board

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board. The Chairman, working with the committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee, its efficiency during meetings, and helps ensure that the committee discharges the responsibility in its mandate;

  sets and approves the agenda of each meeting;

  through outside counsel and other assistance, remains informed on any issues that may arise to affect MFC's compliance policies and practices;

  assists in monitoring compliance with MFC's stated policies and procedures regarding governance;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

  provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and MFC's Compliance Officer, as applicable, to establish and ensure adherence to MFC's governance and compliance practices.

Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: the Board

General Accountability

The Chairman of the Audit Committee reports to the Board. The Chairman, working with the committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its charter;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

  ensures that all members of the committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the committee mandate regarding overseeing full and fair disclosure of MFC's financial position is met; and

  provides guidance and opinions as necessary to management to facilitate the continued improvement of MFC's financial control and disclosure practices.

Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: the Board

General Accountability

The Chairman of the Compensation Committee reports to the Board. The Chairman, working with the committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its mandate;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and the use of outside benchmarks, such as competitive compensation surveys, remains informed on any issues that may arise within MFC with regard to compensation of its executives;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts, as necessary, to ensure that the committee mandate regarding recommending the Chief Executive Officer's compensation and approving the compensation package of MFC's other executive officers is met; and

  provides guidance and opinions, as necessary, to the Chief Executive Officer and to MFC's human resources officer, if applicable, to enable the continued improvement of MFC's compensation practices.

Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:

  responsible for the management and operational control of the Company; and

  provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.

Major responsibilities:

  leads and manages the Company within the guidelines established by the Board;

  communicates a clear vision for the Company to team members, investors, customers and business partners;

  recommends to the Board strategic directions for the Company's business and when approved by the Board, successfully implements the corresponding strategic, business and operational plans;

  directs and monitors the activities of the Company in a manner that ensures agreed upon targets are met and that the assets of the Company are safeguarded and optimized in the best interests of all the shareholders;

  develops and implements operational policies to guide the Company within the limits prescribed by its bylaws and the strategy framework adopted by the Board;

  develops and recommends the corporate and organizational structure and staffing to the Board;

  leads the Company and its key managers to successfully deliver on established financial and strategic goals and, where appropriate, recruits top notch executives to help drive positive change;

  develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;

  manages and oversees communications and disclosure to the Shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;

  meets regularly with and maintains relationships with the financial community; and

  meets regularly, and as required, with the Chairman and committees of the Board to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.

Managing Director

The Board has developed and approved the following position description for the Managing Director:

  responsible for providing transitional support to the Company's management; and

  leads the Company's efforts with respect to its interest in certain strategic projects.

Major responsibilities:

  to provide guidance and transitional support to the Company's new Chief Executive Officer and other management;

  to formulate and develop strategic plans with respect to the strategic projects;

  to identify, pursue and investigate new strategic projects;

  to be the lead representative of the Company for any negotiations or discussions with third parties respecting strategic projects and oversee management activities in connection therewith;

  to report and make recommendations to the board of directors with respect to strategic projects;

  to implement and execute the Company's policies and strategies respecting strategic projects;

  to act as a liaison between management and the board of directors on all matters relating to strategic projects; and

  such other matters as the Managing Director and the Board may agree upon from time to time.

4.	Orientation and Continuing Education

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility of, among other things, orienting new directors and developing and monitoring continuing education for existing directors. The Nominating and Corporate Governance Committee shall develop with management and monitor the process of orienting new directors and continuing education for existing directors. New director orientation may include meeting with the management of MFC, background materials and presentations regarding the business of MFC. Directors shall be provided with information regarding corporate governance and procedures of the Board and the committees on which the directors will serve.

5.	Ethical Business Conduct

	(a)	The Board has adopted a written Code of Business Conduct and Ethics and Insider Trading Policy (the "Code of Ethics").

		(i)	The Code of Ethics can be obtained by written request to the President of MFC at 1620 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Canada. A copy of the Code of Ethics is also available online at MFC's website at www.mfcindustrial.com.

		(ii)	The current Code of Ethics was adopted by the Board on October 26, 2013. It is intended that the Board will continue to conduct such assessment of its performance annually pursuant to the Code of Ethics. The Board will be assessing other mechanisms by which is can monitor compliance with the Code of Ethics in an efficient manner.

		(iii)	There has been no conduct of any director or officer that would constitute a departure from the 2006 Code of Ethics or the Code of Ethics, as applicable, and therefore, no material change reports have been filed in this regard since the beginning of MFC's most recently completed financial year.

	(b)	Pursuant to the terms of reference for directors which has been adopted by the Board, directors, officers and employees of MFC are instructed to disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected or give rise to a breach of the Code of Ethics, including actual or apparent conflicts of interest with MFC, and to obtain approval from the Board or Audit Committee before making any decision or taking any action that could reasonably be expected to involve a conflict of interest in a matter to be considered by the Board or the Audit Committee is asked to leave the meeting for the duration of the discussion related to the matter at hand and to abstain from voting with respect to such matter.

	(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code of Ethics which includes an insider trading policy and such other policies that may be adopted by the Board from time to time. The Board conducts regular reviews with management for compliance with such policies.

6.	Nomination of Directors

(a)

The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. When identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include independence under applicable standards, relevant skills and experience, business judgment, service on board of directors of other companies, personal and professional integrity, including commitment to MFC's core values, openness and ability to work as part of a team, willingness to commit the required time to serve as a Board member, and familiarity with MFC and its industry. The Nominating and Corporate Governance Committee shall actively seek and evaluate qualified individuals to become new directors as needed. The Nominating and Corporate Governance Committee shall review and develop the Board's criteria for selecting new directors, including standards for director independence. The Committee shall establish procedures to solicit, review, and recommend to the Board, potential director nominees proposed by shareholders. The Committee shall select or recommend that the Board select the director nominees for the annual meeting of shareholders. As part of the process, the Nominating and Corporate Governance Committee is empowered to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties and to retain search firms to assist in the nomination process.

(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, which is available online at MFC's website at www.mfcindustrial.com.

7.	Compensation

	(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company's stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters.

	(b)	The Compensation Committee is composed entirely of independent directors.

	(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, which is available online at MFC's website at www.mfcindustrial.com.

8.	Other Board Committees

The Company has no other standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director's contributions at Board meetings, service on Board committees, experience base and their general ability to contribute to one or more of the Company's major needs. However, the Board has not yet implemented such a process of assessment.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, was indebted to the Company or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

No current or former director, executive officer or employee is indebted to the Company as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein: no informed person of the Company, proposed nominee for election as a director of the Company, nor any affiliate or associate of any such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada. For the purposes of this Circular, an "informed person" means (i) a director or officer of the Company, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Company.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52-110 – Audit Committees, the Company is required to disclose certain information as set out in Form 52-110F1, which is set out in Schedule "A" attached hereto.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors or the approval of the 2014 Plan.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Computershare with an office at 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, USA.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the "SEC") in the United States. The documents filed with the SEC are available to the public at the SEC's website at www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available under the Company's profile on SEDAR at www.sedar.com. Financial information concerning the Company is contained in its annual audited financial statements and management's discussion and analysis for the year ended December 31, 2013 and its interim financial statements and management's discussion and analysis for the three and six months ended June 30, 2014, which can be found at the above mentioned websites. The Company will provide to any person or company, upon request to the President of the Company, one copy of the Company's financial statements and management's discussion and analysis.

DATED effective the 10th day of October, 2014.

SCHEDULE "A"
AUDIT COMMITTEE DISCLOSURE

THE AUDIT COMMITTEE'S CHARTER (THE "CHARTER")

1.	PURPOSE; LIMITATIONS ON DUTIES.

The purpose of the Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of MFC Industrial Ltd. (the "Company") is to (a) assist the Board in monitoring: (i) the integrity of the financial statements of the Company; (ii) the compliance by the Company with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor; and (b) prepare the annual report of the Committee required by applicable U.S. Securities and Exchange Commission (the "SEC") and applicable Canadian securities commissions ("CSC") disclosure rules.

While the Committee has the responsibilities and powers set forth in this charter (the "Charter"), it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and applicable rules and regulations. These are the responsibilities of management and the independent auditor and nothing herein is to be construed as changing such responsibilities. Because the primary function of the Committee is oversight, absent knowledge to the contrary (the details of which shall be promptly reported to the Board), the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department (if any) and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons.

This Charter supersedes the Charter of the Audit Committee approved in July 2006 and any other prior Charters of the Audit Committee.

2.	COMPOSITION; FINANCIAL EXPERT.

The Committee shall consist of at least three (3) directors of the Board. All members of the Committee must be directors who meet the knowledge and independence requirements of applicable law and the rules of the SEC, including the independence requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the applicable CSC and the New York Stock Exchange (the "NYSE") in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

To the extent practicable, at least one member of the Committee shall qualify as an "audit committee financial expert," as defined in the SEC's rules and regulations in effect from time to time. The Company will disclose in the annual report required by Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (which may incorporate proxy circular disclosure by reference, to the extent permitted by SEC rules) whether or not it has at least one member who is an audit committee financial expert. In any event (as required by the NYSE Listed Company Manual), the Committee must include at least one (1) member who the Board determines has accounting or related financial management expertise (which the Board may presume with respect to a person who qualifies as an "audit committee financial expert"). CSC and NYSE rules on the conduct of the Committee require that each member of the Committee be financially literate (as such qualification is interpreted by the Board in its business judgment), which generally means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee.

A member of the Committee may not serve on the audit committees of more than two (2) other public companies unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed either on or through the Company's website or in its annual proxy circular. If this disclosure is made on or through the Company's website, the Company must disclose that fact in its annual proxy circular and provide its website address.

The members of the Committee shall be appointed by and serve at the discretion of the Board and shall serve until their successors are appointed. Committee members will be elected annually for a term of one (1) year. Vacancies will be filled by a majority vote of the Board, subject to such new committee member(s) satisfying the independence requirements established by laws and regulations in Canada and the United States. Except as expressly provided in this Charter or the Articles of the Company, the Committee shall fix its own rules of procedure. The Board may remove a member of the Committee at any time in its sole discretion by ordinary resolution of the Board.

3.	CHAIRMAN

The Board, or in the event of its failure to do so, the majority of the members of the Committee, must appoint a chairman from the directors of the Committee (the "Chairman"). If the Chairman is not present at any meeting of the Committee, an acting Chairman for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairman shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

4.	REPORTS TO BOARD; MEETINGS, MINUTES.

	4.1	Recommendations; Reports.

Regularly report to the Board on the Committee's activities, its conclusions with respect to the independent auditor and any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor or the performance of the internal audit function, and make appropriate recommendations to the Board.

	4.2	Executive Sessions.

If necessary and appropriate, the Committee shall meet (with such frequency as it determines) with each of the independent auditor, internal auditors (or other personnel responsible for the Company's internal audit function) and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

	4.3	Other Meetings.

Other meetings will be held with such frequency, and at such times, as the Chairperson, or a majority of the Committee determines, but not less than four times annually. Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two (2) Committee members.

	4.4	Meeting Procedure.

Unless the Committee or the Board adopts other procedures, the provisions of the Company's Articles applicable to meetings of Board committees will govern meetings of the Committee.

	4.5	Minutes.

Minutes of each meeting will be kept with the regular corporate records.

5.	SPECIFIC RESPONSIBILITIES AND DUTIES.

The Board delegates to the Committee the express authority to do the following, to the fullest extent permitted by applicable law and the Company's charter documents:

	5.1	Independent Auditor.

		(a)	Selection; Fees.

Be solely and directly responsible for recommending to the Board, for the Board's recommendation to the shareholders, the appointment and retention of the independent auditor and, where appropriate, the termination of the independent auditor. Be solely and directly responsible for the terms of hiring, compensation, evaluation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Such independent auditor shall report directly to and be ultimately accountable to the Board and the Committee. The Committee has the ultimate authority to approve all audit engagement fees and terms, with the costs of all engagements to be borne by the Company.

		(b)	Audit Team.

Review the experience and qualifications of the senior members of the independent auditor's team.

		(c)	Audit Plan.

Prior to the commencement of the annual audit, discuss with the independent auditor the overall scope and plan for the audit. Review, evaluate and approve the annual engagement proposal of the independent auditor.

		(d)	Lead Audit Partner Review, Evaluation and Rotation.

Review and evaluate the lead partner of the independent auditor. Ensure that the lead audit partner having primary responsibility for the audit and the reviewing audit partner of the independent auditor are rotated at least every five (5) years and that other audit partners (as defined by the SEC) are rotated at least every seven (7) years.

		(e)	Pre-Approval of Audit and Non-Audit Services.

Pre-approve all audit services and all non-audit services permitted to be performed by the independent auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one (1) or more of its members, but such member's or members' non-audit service approval decisions must be reported to the full Committee at the next regularly Committee scheduled meeting. The Committee's Pre-Approval Policy is set forth as Exhibit "A" attached hereto, which may be amended or supplemented by the Committee from time to time.

(f)	Statement from Independent Auditor.

At least annually, obtain and review a report from the independent auditor describing:

(i) the independent auditor's internal quality-control procedures;

(ii)

any material issues raised by the most recent internal quality-control review (including any peer review or Public Company Accounting Oversight Board review of the independent auditor) or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

(iii) all relationships between the independent auditor and the Company and any other factors that might affect the independence of the auditors (to assess the independent auditor's independence).

(g)	Hiring Policies.

As necessary and appropriate, review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

(h)	Review Problems.

As necessary and appropriate, review with the independent auditor any audit problems or difficulties the independent auditor may have encountered in the course of its audit work, and management's responses, including: (i) any restrictions on the scope of activities or access to requested information; and (ii) any significant disagreements with management.

(i)	Outside Auditor Independence.

As part of general discussions with the independent auditor, review, if necessary, any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and take or recommend that the Board take appropriate action to oversee the independence of the outside auditors.

(j)	Material Communications.

As part of general discussions with the independent auditor, discuss, if necessary, any communications between the audit team and the independent auditor's national office regarding auditing or accounting issues presented during the independent auditor's engagement.

(k)	Accounting Adjustments.

As part of general discussions with the independent auditor, discuss, if necessary, any accounting adjustments that were noted or proposed by the independent auditor but were "passed" on (as immaterial or otherwise).

(l)	Management or Internal Control Letters.

As part of general discussions with the independent auditor, discuss, if necessary, any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company, including a discussion of any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue.

	(m)	Internal Audit Function.

Discuss with the independent auditor the responsibilities, budget and staffing of the Company's internal audit function.

5.2	Internal Auditor.

Review the budget, qualifications, activities, effectiveness and organizational structure of the internal audit function and the performance, appointment and replacement of the lead internal auditor and review summaries of material audit reports and management's responses.

5.3	Financial Reporting.

	(a)	Annual Financials.

Review and discuss with management and the independent auditor the Company's annual audited financial statements and related notes and the Company's disclosures under "Management's Discussion and Analysis" of the Company's financial position and results of operations for the purpose of recommending approval by the Board prior to the public release of such information and/or filing with the applicable regulatory agencies. Discuss with the independent auditor the results of the annual audit, the matters required to be communicated by the independent auditor under professional standards and any other matters the Committee deems appropriate. Obtain from the independent auditor assurance that the audit was conducted in accordance with IFRS and applicable securities law, including the effectiveness of internal controls. Recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 20-F and filed with the CSC.

	(b)	Quarterly Financials.

Review and discuss with management and the independent auditor, as appropriate, the Company's quarterly financial statements and related notes and the Company's "Management's Discussion and Analysis" of the Company's financial position and results of operations, including the results of the independent auditor's reviews of the quarterly financial statements and the matters required to be communicated by the independent auditor under professional standards and other matters that the Committee deems material, and approve all quarterly financial statements and financial information prior to the public release of such information.

	(c)	Accounting Principles.

Review with management and the independent auditor major issues regarding financial reporting and accounting standards, including any material changes in the selection or application of such standards or principles followed in prior years and prior quarters, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

	(d)	Judgments.

Review reports prepared by management, by internal auditors or by the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including an analysis of the effect of alternative IFRS methods on the Company's financial statements.

	(e)	Press Releases.

Discuss earnings press releases with management and the independent auditor, if appropriate (including the type and presentation of information to be included in earnings press releases, as well as financial information), prior to the public release of such information.

	(f)	Regulatory and Accounting Developments.

Review with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

5.4	Risk Assessment and Risk Management.

Discuss guidelines and policies, as they arise, with respect to financial risk exposure, financial statement risk assessment and risk management periodically with management, internal auditor, and independent auditor, and the Company's plans or processes to monitor, control and minimize such risks and exposures.

5.5	Financial Reporting Processes.

	(a)	Internal and External Controls.

In consultation with the independent auditor, the internal auditors and the Company's financial and accounting personnel, review the integrity, adequacy and effectiveness of the Company's control environment, and the adequacy and effectiveness of the Company's accounting and financial controls, both internal and external, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

	(b)	Consider Changes.

Review major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

	(c)	Reports from Independent Auditor.

Obtain and review timely reports from the independent auditor regarding:

(i) all critical accounting policies and practices to be used by the Company;

(ii) all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iii) all other material written communications between the independent auditor and management, including any management letter or schedule of unadjusted differences.

	5.6	Legal and Regulatory Compliance

(a) Annual Report and Proxy Circular on Form 20-F.

Prepare any report of the Committee required to be included in the Company's annual report on Form 20-F and/or proxy circular as required under applicable laws and rules.

(b) Reports from Others.

As necessary and appropriate, review reports and/or communications provided to the Committee by management, auditors, the general counsel, tax advisors or any regulatory agency regarding regulatory compliance, transactions with affiliates, and other legal matters that may have a material effect on the Company's financial statements and the consideration of those matters in preparing the financial statements.

(c) Code of Conduct; Waivers.

Assist, as necessary, the Nominating and Corporate Governance Committee in monitoring the Company's compliance with the Code of Business Conduct and Ethics and Insider Trading Policy or as otherwise required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees.

(d) Complaints.

Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters,

in substantially the form as set forth in Exhibit C attached hereto, which may be amended or supplemented by the Committee from time to time.

	5.7	Annual Evaluation of Committee; Charter.

Annually evaluate the performance of the Committee. Review and reassess the adequacy of this Charter each year and recommend any proposed changes to the Board, as appropriate.

6.	ADVISORS AND COUNSEL; RELIANCE; INVESTIGATIONS; COOPERATION.

	6.1	Retention of Advisors and Counsel.

The Committee has the power, in its sole discretion, to obtain advice and assistance from, and to retain at the Company's expense, such independent counsel and other advisors and experts as it determines necessary or appropriate to carry out its duties, and in connection therewith to receive appropriate funding, determined by it, from the Company.

	6.2	Administrative Expenses.

The Committee may determine the level and cost of ordinary administrative expenses necessary or appropriate in carrying out its duties, with such costs to be borne by the Company.

	6.3	Reliance Permitted.

The Committee will act in reliance on management, the Company's independent auditor, advisors and experts, as it deems necessary or appropriate.

	6.4	Investigations.

The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties with such costs to be borne by the Company.

	6.5	Required Participation of Employees.

The Committee shall have unrestricted access to the Company's employees, independent auditor, internal auditors, and internal and outside counsel, and may require any employee of the Company or representative of the Company's outside counsel or independent auditor to attend meetings of the Committee or to meet with any members of the Committee or representative of the Committee's counsel, advisors or experts.

7.	RULES AND PROCEDURES.

Except as expressly set forth in this Charter or the Company's Articles or Corporate Governance Guidelines, or as otherwise provided by applicable law or the rules of NYSE, the Committee shall establish its own rules and procedures.

EXHIBIT A

MFC INDUSTRIAL LTD.

AUDIT COMMITTEE

Audit and Non-Audit Services Pre-Approval Policy

I.	Statement of Principles

In accordance with the requirements of the SEC rules and securities regulations, including the independence requirements of the Sarbanes-Oxley Act, and National Instrument 52-110 of the Canadian Securities Administrators, and to safeguard the continued independence of its independent auditor, all audit and non-audit services to be rendered by the Company's independent auditor and any related entities to the Company and its subsidiaries (collectively, the "Company") must be the subject of pre-approval by the Audit Committee of the Board in order to assure that they do not impair the auditor's independence from the Company. Furthermore, the Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor.

As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The appendices to this Policy describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is twelve (12) months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations.

The purpose of this Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities. It does not delegate the Audit Committee's responsibilities to pre-approved services performed by the independent auditor to management.

The independent auditor has reviewed this Policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II.	Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III.	Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items.

Exhibit A-1

In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval of other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services in Exhibit B. The general pre-approval of the range of services set forth on Exhibit B will be brought to the Audit Committee on an annual basis for review, any modification thought appropriate and approval. In connection with such review, the Audit Committee will be provided a written description of the nature and scope, including the fee structure and terms of any oral or written side agreement(s), for all tax services to be considered for general pre-approval under Exhibit B. The potential effects of these tax services on the independence of the auditor will be discussed with them.

In the case of proposed engagements of the auditor involving any of the services covered under the range of pre-approved services under Exhibit B where the fees for a particular engagement are expected to exceed a total of CDN$200,000, specific pre-approval must be obtained under the provisions of Section VI below.

All other Audit services not listed in Exhibit B must be specifically pre-approved by the Audit Committee under the provisions of Section VII below.

IV.	Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved Audit-related services in Exhibit B. All other Audit-related services not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

V.	Tax Services

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services in Exhibit B. All Tax services involving large and complex transactions not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

VI.	All Other Services

All other permissible services not listed in Exhibit B must be specifically pre-approved by the Audit Committee. Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

Under no circumstances may the Audit Committee delegate its responsibilities to the Company's management.

For greater certainty, if an engagement with the independent auditor for a particular service is contemplated that is neither prohibited nor covered under the range of services under Exhibit B, in order for such an engagement to proceed it must be the subject of individual pre-approval under Section VII.

It is the responsibility of the Company's management to determine whether a particular service is covered by the pre-approved range of services set forth on Exhibit B. Management should seek the guidance of the Chairman of the Audit Committee where there is any ambiguity about whether a particular service is pre-approved.

Exhibit A-2

A list of the SEC's prohibited non-audit services is included in Exhibit B. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII.	Procedures

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. If the individual service is a tax service, a written description of the nature and scope, including fee structure and terms of any oral or written side agreement, is to be provided. The potential effect of the tax service on the independence of the auditor is to be discussed with the auditor.

All requests or applications for services to be provided by the independent auditor that do not require specific approval by the Audit Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor.

VIII.	Engagement Letters

Pre-approved non-audit services will be provided by the auditor pursuant to an engagement letter with the appropriate entity of the Company that satisfies each of the following requirements:

	a.	the engagement letter will be in writing and signed by the auditor; and

	b.	the engagement letter will set out the particular non-audit services to be provided by the auditor which, unless individually pre-approved, will be within the categories of pre-approved non-audit services described in Exhibit B.

IX.	Reports of Services to the Audit Committee

At every regularly scheduled meeting of the Audit Committee, the Company's management will report on all new pre-approved engagements of the auditor since the last such report. The auditor may comment on the report if it wishes to do so. All engagement letters entered into going forward will be made available to the Audit Committee on request.

Exhibit A-3

EXHIBIT B

Pre-approved Range of Services

Type of service	Description
Audit services
Financial statement audit
  Recurring audit of consolidated financial statements including subsidiary company and statutory audits, tax services and accounting consultations required to perform an audit in accordance with generally accepted auditing standards
  Quarterly reviews
  Review of tax provision reported in the consolidated and other financial statements
  Review of complex accounting issues with the auditor's national office in order to reach an audit judgment

Regulatory financial filings
  Statutory and regulatory filings including prospectuses and registration statements
  Services relating to filings with the SEC relating to the Securities Act of 1933, as amended, and the 1934 Act, including issuance of comfort letters

Internal control attestation services
  Attestation services relating to the report on the entity's internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under other legislation/regulations

Audit related services
Employee benefit plan audits	Audit of pension and other employee benefit plans and funds
Financial due diligence in connection with acquisitions and divestitures
  Assistance in financial and tax due diligence, including review of financial statements, financial data and records, tax returns, tax forms and tax filings, discussion with target's finance and accounting personnel
  Accounting consultation and audits in connection with acquisitions and divestitures

Other attest services	Attest services that are not required by statute or regulation
Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit
Consultation regarding U.S. generally accepted accounting principles ("GAAP") and/or IFRS	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP or IFRS topics
Financial statement translation	Translation of statutory or regulatory financial statements and related information

Exhibit B-1

Tax services
Tax compliance
  Preparation and/or review of income, capital, sales, use, property, excise, local, value-added tax ("VAT"), GST and/or PST and returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available

Tax consulting
  Assistance with tax audits, examinations or requests for information.
  Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting
   Tax advice on mergers, acquisitions, restructurings, financings, intercompany transactions, foreign tax credits, foreign income taxes, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property taxes, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST and/or PST, excise tax or equivalent taxes in the jurisdiction
  Assistance with tax appeals that are not in front of a tax court or its equivalent
  Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, VAT and GST and/or PST.

Transfer pricing
  Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and intercompany pricing and assistance with tax exemptions

Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information
Expatriate tax services
  Preparation of individual income tax returns and personal tax advice (except for those in a financial reporting oversight role with respect to the company as specifically defined for this purpose by applicable rules/regulations)
  Advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices
  Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies

Exhibit B-2

Other services
Valuation	Valuation services for the preparation for non-financial reporting tax-only valuations Valuation services to review and comment on valuations prepared by the Company or third parties
Benchmarking	Benchmarking and surveys related to best practices with respect to financial reporting practices.
Information services, if applicable	Annual licence for PricewaterhouseCooper's Comperio product Licence(s) for PricewaterhouseCooper's Tax News Network product
Other	Fact finding services and forensic investigations under the supervision of the Audit Committee; environmental audits; non-financial systems design and implementation.

Prohibited Non-Audit Services

The auditor may not act in any capacity where it could reasonably be seen to:

  function in the role of the Company's management;

  audit its own work; or

  serve in an advocacy role on behalf of the Company.

The auditor will not be asked to provide any services in the following areas:

  Bookkeeping or other services related to the accounting records or financial statements

  Financial information systems design and implementation

  Appraisal preparation or valuation services (other than tax-only valuation services as described above under "Other Services—Valuation"), fairness opinions or contribution-in-kind reports

  Actuarial services

  Internal audit outsourcing

  Management decision-making responsibilities or functions

  Human resource services or functions

  Broker or dealer, investment adviser or investment banking services

  Legal services or services requiring licensing as a legal practitioner

  Expert advocacy services unrelated to the audit

Exhibit B-3

EXHIBIT C

MFC INDUSTRIAL LTD.

PROCEDURES FOR THE SUBMISSION OF COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS

1.	MFC Industrial Ltd. (the "Company") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal controls, or auditing matters.

2.	Any employee of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

MFC Industrial Ltd. c/o Audit Committee Attn: Chairperson 1620 - 400 Burrard Street Vancouver, British Columbia V6C 3A6

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.	At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

1. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors, namely Indrajit Chatterjee, Silke S. Stenger and William C. Horn III. Each member is independent and financially literate as such terms are defined in National Instrument 52-110 – Audit Committees.

2. RELEVANT EDUCATION AND EXPERIENCE

The following describes the education and experience of each of the members of the Audit Committee which provides the member with:

(a)	an understanding of the accounting principles used by MFC to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by MFC's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Exhibit C-1

Indrajit Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.

Silke S. Stenger is an independent business consultant and business leadership coach. She was a former director of MFC when MFC was KHD Humboldt Wedag International Ltd. and has been director of KHD Humboldt Wedag International AG, Germany. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. She is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and SOX compliance. Furthermore she is a business coach by training.

William C. Horn III is the President and Chief Operating Officer of First Angel Capital (since 2004), a boutique investment firm focusing on long/short and macro trading strategies, research, alternative investments, private equity, lending and consulting to institutions for M&A and strategic financial workout and turnaround. Mr. Horn served as a Director of LMS Medical Systems, Inc. from 2008 to 2010 while also acting as interim Chief Executive Officer and Chief Financial Officer of LMS Medical Systems, Inc. over the same period. Mr. Horn was also employed by State Street Corporation as Vice-President of Risk Management and Compliance, overseeing risk management and compliance for institutional equity trading and e-finance for State Street Global Markets, State Street's institutional trading division. Mr. Horn formerly worked for Fidelity Investments in a number of capacities, including Vice-President of Global Risk Management, Senior Counter-Party Analyst and Mortgage-Backed Security Trader. Mr. Horn graduated from St. Lawrence University with a degree in Economics.

3. RELIANCE ON CERTAIN EXEMPTIONS

Not applicable.

4. RELIANCE OF THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

Not applicable.

5. RELIANCE ON SECTION 3.8

Not applicable.

6. AUDIT COMMITTEE OVERSIGHT

Not applicable.

7. PRE-APPROVED POLICIES AND PROCEDURES

The Audit Committee pre-approves all services provided by MFC's independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the audit committee before the respective services were rendered.

Exhibit C-2

8. EXTERNAL AUDITOR FEES

(a)	Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2013 by PricewaterhouseCoopers LLP were C$1,710,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2012 by Deloitte LLP were C$1,682,000 (before goods and services tax).

(b)	Audit Related Fees

No such fees were billed by PricewaterhouseCoopers LLP during the year ended December 31, 2013. For the fiscal year ended December 31, 2012, Deloitte LLP performed assurance or related services relating to the performance of the audit or review of the Corporation's financial statements which are not reported under the caption "Audit Fees" above, for aggregate fees totalling CDN$330,000.

(c)	Tax Fees

During the fiscal year ended December 31, 2013, the aggregate fees billed for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were C$3,350 (before goods and services tax) and C$nil. For the fiscal year ended December 31, 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte LLP were C$nil.

(d)	All Other Fees

For the fiscal year ended December 31, 2013, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were C$93,750 (before goods and services tax). For the fiscal year ended December 31, 2012, the aggregate fees billed by Deloitte LLP for all services not related to audit or tax were C$470,000 (before goods and services tax), in connection with valuation and other services in connection with the Company's acquisition of MFC Energy.

Exhibit C-3

SCHEDULE "B"
APPROVAL OF THE AMENDED ARTICLES

Special resolution of the Shareholders of the Company to be passed at the annual general and special meeting of the Company on November 14, 2014:

BE IT RESOLVED, as a special resolution that:

1.	the articles of MFC Industrial Ltd. (the "Company") be altered by deleting the existing Article 11.1 in its entirety and replacing it with the following as Article 11.1:

"11. 1 Election and term of directors

At every annual general meeting and in every unanimous resolution contemplated by Article 7.3:

(a)	The shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.";

2.	the seven current directors of the Company, including, without limitation, the Class I directors and the Class II directors of the Company, cease to hold office immediately before the election of directors at the 2014 annual general and special meeting of the shareholders of the Company;

3.	any one officer or director of the Company be, and is hereby, authorized for and on behalf of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do all such acts or things, as may be necessary or desirable to give effect to the foregoing.

B-1

SCHEDULE "C"
2014 EQUITY INCENTIVE PLAN

MFC INDUSTRIAL LTD. 2014 EQUITY INCENTIVE PLAN

MFC INDUSTRIAL LTD.

2014 Equity Incentive Plan

ARTICLE 1
ESTABLISHMENT, PURPOSE, EFFECTIVE DATE AND EXPIRATION DATE

1.1 Establishment. Subject to the approval of the shareholders of MFC Industrial Ltd., a company organized under the laws of the Province of British Columbia (the "Company"), the Company has established the MFC Industrial Ltd. 2014 Equity Incentive Plan (the "Plan"). The Board intends that the Plan will replace the Company's 2008 Equity Incentive Plan and the Company's 1997 Stock Option Plan and any plans emanating or deriving therefrom (collectively, the "Prior Plans"); provided, however, that each applicable Prior Plan will govern prior awards granted under such Prior Plan until all awards granted under such Prior Plan prior to the Effective Date (as defined herein) have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof. The Plan permits the grant of Options, Restricted Stock Rights, Restricted Stock, Performance Shares, Performance Share Units and Stock Appreciation Rights.

1.2 Purpose. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Officers, Consultants and non-Employee Directors to focus on critical long-range objectives, (b) encouraging the attraction and retention of qualified Employees, Officers, Consultants and non-Employee Directors and (c) linking such person directly to shareholder interests through increased stock ownership. The Plan is further intended to provide flexibility to the Company in its ability to attract, retain and motivate individuals upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent.

1.3 Effective Date. The Plan is effective as of the date (the "Effective Date") it is approved by the holders of the Shares at its 2014 Annual Meeting (the "Meeting"). The Prior Plans shall remain in effect until this Plan document is approved by the shareholders.

1.4 Expiration Date. The Plan will expire on, and no Award may be granted under the Plan after, the tenth (10th) anniversary of the Effective Date unless holders of the Shares vote to approve an extension of the Plan prior to such expiration date. Any Awards outstanding on the tenth (10th) anniversary of the Effective Date (or such later expiration date as approved by the Company's shareholders) shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 2
DEFINITIONS

2.1 Definitions. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase will generally be given the meaning ascribed to it in this Section 2.1 unless a clearly different meaning is required by the context. The following words and phrases will have the following meanings:

(a)	"Affiliate" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

(b)	"Annual Meeting" means the regular annual general meeting of the Company's shareholders.

(c)	"Award" means any right granted under the Plan, including an Option, Restricted Stock Right, Restricted Stock, Performance Share, Performance Share Unit or Stock Appreciation Right granted pursuant to the Plan.

(d)	"Award Agreement" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(e)	"Board" means the Board of Directors of the Company, as constituted from time to time.

(f)	"Cause" means a determination by the Committee that a Participant (i) has been convicted of, or entered a plea of nolo contendere to, a crime that constitutes a felony (or equivalent) under federal, state or provincial law, (ii) has engaged in willful gross misconduct in the performance of a Participant's duties to the Company or an Affiliate, (iii) has committed a material breach of any written agreement with the Company or any Affiliate with respect to confidentiality, noncompetition, nonsolicitation or similar restrictive covenant, or (iv) has engaged in any other conduct which would constitute "cause" under any applicable laws, provided that, in the event that a Participant is a party to an employment agreement with the Company or any Affiliate that defines a termination on account of "Cause" (or a term having similar meaning), such definition shall apply as the definition of a termination on account of "Cause" for such Participant for the purposes hereof.

(g)	"Change in Control" has the meaning set forth in Section 11.1 hereof.

(h)	"Code" means the Internal Revenue Code of 1986, as amended. All references to the Code shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Code.

(i)	"Committee" means the Company's Compensation Committee or any such committee as may be designated by the Board to administer the Plan, provided that at all times the membership of such committee shall not be less than two (2) members of the Board and each Committee member must be: (i) a "non-employee director" (as defined in Rule 16b-3 under the Exchange Act) if required to meet the conditions of exemption for the Awards under the Plan from Section 16(b) of the Exchange Act; (ii) an "outside director" as defined in Section 162(m) of the Code and the regulations issued thereunder, to the extent such section is applicable to the Company; and (iii) an "independent director" as defined by the New York Stock Exchange (or any successor or replacement thereof) so long as the Company's Shares are quoted or listed thereon.

(j)	"Company" means MFC Industrial Ltd., or any successor thereof, as provided in Section 18.10.

(k)	"Constructive Termination" means the Termination of Employment by a Participant within sixty (60) days following the occurrence of any one or more of the following events without the Participant's written consent: (i) any one or more of a reduction in position, title (for Vice Presidents or above), overall responsibilities, level of authority, level of reporting (for Vice Presidents or above), base compensation, annual incentive compensation opportunity, aggregate employee benefits, or (ii) a requirement that the Participant's location of employment be relocated by more than one hundred (100) kilometers: provided that, in the event that a Participant is a party to an employment agreement with the Company or any Affiliate (or a successor entity) that defines a termination on account of "Constructive Termination", "Good Reason" or "Breach of Agreement" (or a term having a similar meaning), such definition shall apply as the definition of "Constructive Termination" for purposes of this Plan in respect of such Participant only. A Constructive Termination shall be communicated by written notice to the Committee, and shall be deemed to occur on the date such notice is delivered to the Committee, unless the circumstances giving rise to the Constructive Termination are cured within five (5) business days of such notice.

(l)	"Consultant" means a consultant or adviser who provides services to the Company or an Affiliate as an independent contractor and not as an Employee; provided however that a Consultant may become a Participant pursuant to this Plan only if he or she (i) is a natural person and (ii) provides bona fide services to the Company or an Affiliate.

(m)	"Covered Employee" means, if applicable to the Company, an Employee who is, or could be, a "covered employee" as defined by Section 162(m) of the Code, as interpreted by Internal Revenue Service Notice 2007-49.

(n)	"Director" means a member of the Board.

(o)	"Disability" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.2(c)(iii) hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.2(c)(iii) hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

(p)	"Effective Date" means the date as of which the Plan is approved by the holders of the Shares at the Meeting.

(q)	"Employee" means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(r)	"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

(s)	"Fair Market Value" means the market price of one Share, determined by the Committee as follows:

(i)	If the Share was traded on the New York Stock Exchange, then the Fair Market Value shall be equal to the closing price reported for such date by the New York Stock Exchange;

(ii)	If the Share was traded on a United States or Canadian stock exchange, but was not traded on the New York Stock Exchange, on the date in question, then the Fair Market Value shall be equal to the closing price reported for such date by the applicable composite-transactions report;

(iii)	If the Share was traded over-the-counter on the date in question, then the Fair Market Value shall be equal to the last transaction price quoted for such date by the OTC Bulletin Board or, if not so quoted, shall be equal to the mean between the last reported representative bid and asked prices quoted for such date by the principal automated inter-dealer quotation system on which the Share is quoted or, if the Share is not quoted on any such system, by the "Pink Sheets" published by the National Quotation Bureau, Inc.; or

(iv)	If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons.

(t)	"Grant Date" means the date the Committee approves the Award or a date in the future on which the Committee determines the Award will become effective.

(u)	"Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(v)	"Non-Qualified Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(w)	"Officer" means a person who is an officer of the Company within the meaning of Section16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x)	"Option" means an Incentive Stock Option or a Non-Qualified Stock Option.

(y)	"Optionee" means an individual or estate which holds an Option or SAR.

(z)	"Participant" means an individual who, as an Employee, Officer or non-Employee Director of, or Consultant to, the Company or any Affiliate, has been granted an Award under the Plan.

(aa)	"Performance-Based Award" means an Award granted to select Covered Employees pursuant to Articles 7, 8 and 9 that is subject to the terms and conditions set forth in Article 10. All Performance-Based Awards are intended to qualify as "performance-based compensation" exempt from the deduction limitations imposed by Section 162(m) of the Code, if applicable.

(bb)	"Performance Criteria" means the criteria, or any combination of criteria, that the Committee selects for the purposes of establishing the Performance Goal or Performance Goals for a Participant during a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) operating efficiency; (r) cost containment or reduction; (s) working capital targets; (t) enterprise or book value; (u) safety record; (v) completion of acquisitions or business expansion; (w) project milestones; (x) strategic plan development; and (y) implementation and achievement of synergy targets.

(cc)	"Performance Goals" means the goal or goals established in writing by the Committee for a Performance Period based on the Performance Criteria. Depending on the Performance Criteria used to establish Performance Goals, the Performance Goals may be expressed in terms of overall Company performance, or the performance of a division, Affiliate, or an individual. The Performance Goals may be stated in terms of absolute levels or relative to another company or companies or to an index or indices.

(dd)	"Performance Period" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

(ee)	"Performance Share" means a right granted to a Participant to receive a payment in the form of Shares, the payment of which is contingent upon achieving certain Performance Goals established by the Committee.

(ff)	"Performance Share Unit" means a right granted to a Participant to receive a payment in the form of Shares, cash, or a combination thereof, the payment of which is contingent upon achieving certain Performance Goals established by the Committee.

(gg)	"Plan" means this MFC Industrial Ltd. 2014 Equity Incentive Plan.

(hh)	"Restricted Period" means the period during which Restricted Stock, Restricted Stock Rights, Performance Shares, or Performance Share Units are subject to restrictions pursuant to the provisions of the Plan or an Award Agreement.

(ii)	"Restricted Stock" means Shares granted to a Participant pursuant to Article 7 that is subject to certain restrictions and to the risk of forfeiture.

(jj)	"Restricted Stock Agreement" means the agreement between the Company and the recipient of Restricted Stock which contains the terms, conditions and restrictions pertaining to such Restricted Stock.

(kk)	"Restricted Stock Award" means an award of Restricted Stock.

(ll)	"Restricted Stock Right" means the right granted to a Participant pursuant to Article 7 to receive cash or Stock in the future, the payment of which is subject to certain restrictions and to the risk of forfeiture.

(mm)	"Securities Act" means the United States Securities Act of 1933, as amended.

(nn)	"Separation from Service" means either: (i) the termination of a Participant's employment with the Company and all Affiliates due to death, retirement or other reasons; or (ii) a permanent reduction in the level of bona fide services the Participant provides to the Company and all Affiliates to an amount that is 20% or less of the average level of bona fide services the Participant provided to the Company and all Affiliates in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treasury Regulation Section 1.409A-1(h)(1)(ii).

Solely for purposes of determining whether a Participant has a "Separation from Service", a Participant's employment relationship is treated as continuing while the Participant is on sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as the Participant's right to reemployment with the Company or an Affiliate is provided either by statute or contract).

If the Participant's period of leave exceeds six months and the Participant's right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a Termination of Employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

In the case of a non-Employee Director, Separation from Service means that such Director has ceased to be a member of the Board.

(oo)	"Shares" means common shares of the Company and such other securities or property as may become the subject of Awards under the Plan, or may become subject to such Awards, pursuant to an adjustment made under Section 5.3 hereof.

(pp)	"Stock Appreciation Right" or "SAR" means the right to receive a payment equal to the excess of the Fair Market Value of one Share on the date of exercise of the SAR over the grant price of the SAR as determined pursuant to Article 9 and the applicable Award Agreement.

(qq)	"Termination of Employment" means: (i) in the context of an Award that is subject to the requirements of Section 409A of the Code, a "Separation from Service"; and (ii) in the case of any other Award, "Termination of Employment" will be given its natural meaning.

(rr)	"Triggering Event" means (i) the Termination of Employment of a Participant by the Company or an Affiliate (or any successor thereof) other than on account of death, Disability or Cause, (ii) the occurrence of a Constructive Termination or (iii) any failure by the Company (or a successor entity) to assume, replace, convert or otherwise continue any Award in connection with a Change in Control (or another corporate transaction or other change effecting the Shares) on the same terms and conditions as applied immediately prior to such transaction, except for equitable adjustments to reflect changes in Shares pursuant to Section 5.3 of this Plan.

2.2 Gender and Number. Except when otherwise indicated by the context, words in the masculine gender when used in this Plan document will include the feminine gender, the singular includes the plural, and the plural includes the singular.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION

3.1 General Eligibility. Awards may be made only to those Participants who, on the Grant Date of the Award, are (i) Employees, Officers or non-Employee Directors of the Company or one of its Affiliates on the Grant Date of the Award or (ii) Consultants who render or have rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Affiliates in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Affiliates) to the Company or one of its Affiliates and who are elected to participate in the Plan by the Committee; provided, however, that a person who is otherwise an Eligible Person under clause (ii) above may participate in this Plan only if such participation would not adversely affect either the Company's eligibility to use Form S-8 to register under the Securities Act the offering and sale of Shares issuable under this Plan by the Company or the Company's compliance with any other applicable laws. A Participant may, if otherwise eligible, be granted additional awards if the Committee shall so determine.

3.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards will be granted and will determine the nature and amount of each Award.

ARTICLE 4
ADMINISTRATION

4.1 Administration by the Committee. The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. Determinations, interpretations, or other actions made or taken by the Committee in good faith pursuant to the provisions of the Plan shall be final, binding and conclusive for all purposes of the Plan.

4.2 Authority of the Committee. The Committee shall have the authority, in its sole discretion, to determine the Participants who: (i) are entitled to receive Awards under the Plan; (ii) the types of Awards; (iii) the times when Awards shall be granted; (iv) the number of Awards; (v) the purchase price or exercise price, if any; (vi) the period(s) during which such Awards shall be exercisable (whether in whole or in part); (vii) the restrictions applicable to Awards; (viii) the form of each Award Agreement, which need not be the same for each Participant; (ix) the other terms and provisions of any Award (which need not be identical); and (x) the schedule for lapse of forfeiture restrictions or restrictions in exercisability of an Award and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines. The Committee shall have the authority to modify existing Awards, subject to Article 15 of this Plan. Notwithstanding the foregoing, the Committee will not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards other than as provided in an Award Agreement or to reprice any previously granted Option.

4.3 Award Agreement. Each Award shall be evidenced by an Award Agreement that shall specify the type of Award granted and such other provisions and restrictions applicable to such Award as the Committee, in its discretion, shall determine.

4.4 Decisions Binding. The Committee shall have the authority to interpret the Plan and, subject to the provisions of the Plan, any Award Agreement, and all decisions and determinations by the Committee with respect to the Plan are final, binding and conclusive on all parties. No member of the Committee shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan or any Award granted under the Plan and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorney's fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

4.5 Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Committee may obtain and may rely upon the advice of experts, including Employees and professional advisors to the Company. No Director, Officer or agent of the Corporation or any of its Affiliates shall be liable for any such action or determination taken or made or omitted in good faith.

4.6 Delegation. The Committee may delegate ministerial, non-discretionary functions to individuals who are Officers or Employees of the Company or any of its Affiliates or to third parties.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1 Number of Shares. Subject to adjustment provided in Section 5.3, the total number of Shares subject to all Awards under the Plan shall be two million (2,000,000) plus the number of Shares remaining available for grant pursuant to the Prior Plans as of the Effective Date. Notwithstanding the above, the maximum number of Shares that may be issued as Incentive Stock Options under the Plan shall be two million (2,000,000). The Shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Shares or Shares purchased on the open market or treasury Shares not reserved for any other purpose.

5.2 Availability of Shares for Grant. Subject to the express provisions of the Plan, if any Award granted under the Plan terminates, expires, lapses for any reason, or is paid in cash, any Shares subject to or surrendered for such Award will again be Shares available for the grant of an Award. The exercise of a stock-settled SAR or broker-assisted "cashless" exercise of an Option (or a portion thereof) will reduce the number of Shares available for issuance pursuant to Section 5.1 by the entire number of Shares subject to that SAR or Option (or applicable portion thereof), even though a smaller number of Shares will be issued upon such an exercise. Also, Shares tendered to pay the exercise price of an Option or tendered or withheld to satisfy a tax withholding obligation arising in connection with an Award will not become available for grant or sale under the Plan.

5.3 Adjustment in Capitalization. In the event of any change in the outstanding Shares by reason of a stock dividend (other than in the ordinary course) or split, recapitalization, merger, consolidation, combination, reorganization, exchange of shares, or other similar corporate change, the aggregate number of Shares available under the Plan and subject to each outstanding Award, and the stated exercise prices and the basis upon which the Awards are measured, shall be adjusted appropriately by the Committee, whose determination shall be conclusive; provided, however, that fractional Shares shall be rounded to the nearest whole Share. Moreover, in the event of such transaction or event, the Committee, in its sole discretion, may provide in substitution for any or all outstanding Awards under the Plan such alternative consideration (including cash) as it, in good faith, may determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. Any adjustment to an Incentive Stock Option shall be made consistent with the requirements of Section 424 of the Code. Further, with respect to any Option or Stock Appreciation Right that otherwise satisfies the requirements of the stock rights exception to Section 409A of the Code, any adjustment pursuant to this Section 5.3 shall be made consistent with the requirements of the final regulations promulgated pursuant to Section 409A of the Code.

5.4 Limitations on Number of Shares Subject to Awards. Notwithstanding any provision in this Plan document to the contrary, and subject to any applicable adjustment upon the occurrence of any of the events indicated in Section 5.3:

(a)	Annual Limitations.

	(i)	the maximum number of Shares subject to Options and Stock Appreciation Rights that may be granted to any one Participant, who is a Covered Employee, during any of the Company's fiscal years shall be three hundred and fifty thousand (350,000); and

	(ii)	the maximum number of Shares that may be granted to any one Participant, who is a Covered Employee, during any of the Company's fiscal years with respect to one or more Awards shall be three hundred and fifty thousand (350,000) except that grants to a Participant in the fiscal year in which his or her service first commences shall not relate to more than four hundred thousand (400,000) Shares.

(b)	Additional Limitations for non-employee Directors.

	(i)	the aggregate fair value of Awards granted under all security-based compensation arrangements of the Company to any one (1) non-employee Director entitled to receive a benefit under the Plan, within any one (1) year period, cannot exceed $100,000, valued on a Black-Scholes basis and as determined by the Committee; and

	(ii)	the aggregate number of securities issuable to all non-employee Directors entitled to receive a benefit under the Plan, under all security-based compensation arrangements of the Company, cannot exceed one percent (1%) of the Company's issued and outstanding Shares.

5.5 Reservation of Shares; No Fractional Shares; Minimum Issue. The Company shall at all times reserve a number of Shares sufficient to cover the Company's obligations and contingent obligations to deliver Shares with respect to Awards then outstanding under the Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional Shares shall be delivered under the Plan. The Committee may pay cash in lieu of any fractional Shares in settlements of Awards under the Plan. The Committee may from time to time impose a limit (of not greater than 100 Shares) on the minimum number of Shares that may be purchased or exercised as to Awards granted under the Plan unless (as to any particular Award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the Award.

ARTICLE 6
STOCK OPTIONS

6.1 Grant of Options. Subject to the provisions of Article 5 and this Article 6, the Committee, at any time and from time to time, may grant Options to such Participants and in such amounts as it shall determine.

(a)	Exercise Price. No Option shall be granted at an exercise price that is less than the Fair Market Value of one Share on the Grant Date.

(b)	Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part provided that the term of any Option granted under the Plan shall not exceed ten (10) years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)	Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, promissory note, Shares held for longer than six (6) months (through actual tender or by attestation), any net-issuance arrangement or other property acceptable to the Committee (including broker-assisted "cashless exercise" arrangements), and the methods by which Shares shall be delivered or deemed to be delivered to Participants.

(d)	Evidence of Grant. All Options shall be evidenced by a written Award Agreement. The Award Agreement shall reflect the Committee's determinations regarding the exercise price, time and conditions of exercise, forms of payment for the Option and such additional provisions as may be specified by the Committee.

(e)	No Repricing of Options. The Committee shall not reprice any Options previously granted under the Plan.

6.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Participants who are Employees and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 6.2:

(a)	Exercise Price. Subject to Section 6.2(e), the exercise price per Share shall be set by the Committee, provided that the exercise price for any Incentive Stock Option may not be less than the Fair Market Value as of the date of the grant.

(b)	Exercise. In no event may any Incentive Stock Option be exercisable for more than ten (10) years from the date of its grant.

(c)	Lapse of Option. An Incentive Stock Option shall lapse in the following circumstances:

	(i)	The Incentive Stock Option shall lapse ten (10) years from the date it is granted, unless an earlier time is set in the Award Agreement.

	(ii)	The Incentive Stock Option shall lapse ninety (90) days following the effective date of the Participant's Termination of Employment for any reason other than the Participant's death or Disability, unless otherwise provided in the Award Agreement.

	(iii)	If the Participant has a Termination of Employment on account of Disability or death before the Option lapses pursuant to paragraph (i) or (ii) above, the Incentive Stock Option shall lapse, unless it is previously exercised, on the earlier of (a) the scheduled expiration date of the Option; or (b) six (6) months after the date of the Participant's Termination of Employment on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(d)	Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time an Award is made) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options. In reducing the number of options treated as Incentive Stock Options to meet the US$100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the US$100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which Shares are to be treated as Shares acquired pursuant to the exercise of an Incentive Stock Option.

(e)	Ten Percent Owners. An Incentive Stock Option shall not be granted to any individual who, at the Grant Date, owns (or is deemed to own under Section 424(d) of the Code) outstanding Shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless such Option is granted at a price that is not less than 110% of Fair Market Value on the Grant Date and the Option is exercisable for no more than five (5) years from the Grant Date.

(f)	Right to Exercise. Except as provided in Section 6.2(c)(iii), during a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

ARTICLE 7
RESTRICTED STOCK RIGHTS AND RESTRICTED STOCK

7.1 Grant of Restricted Stock Rights and Restricted Stock. Subject to the provisions of Article 5 and this Article 7, the Committee, at any time and from time to time, may grant Restricted Stock Rights or Restricted Stock to such Participants and in such amounts as it shall determine.

7.2 Restricted Stock Rights

(a)	Voting Rights. During the Restricted Period, Participants holding the Restricted Stock Rights granted hereunder shall have no voting rights or rights to dividends with respect to the Shares subject to such Restricted Stock Rights prior to the issuance of such Shares pursuant to the Plan.

(b)	Form and Timing of Payment. Payment for any vested Restricted Stock Rights Award issued pursuant to this Article 7 shall be made in one lump sum payment of Shares, cash or a combination thereof, equal to the Fair Market Value (determined as of a specified date) of a specified number of Shares. As a general rule, the Shares payable under any Restricted Stock Award shall be made on or before March 15 of the calendar year following the calendar year in which the Restricted Stock Rights vest.

7.3 Grant of Restricted Stock.

(a)	Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote, and dividends on, Restricted Stock). These restrictions may lapse separately or in combination at such times and pursuant to such circumstances, as the Committee determines at the time of the grant of the Award or thereafter.

(b)	Restricted Stock Agreement. Each grant of Restricted Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such shares of Restricted Stock shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(c)	Payment for Awards. Subject to the following sentence, Restricted Stock may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, past services and future services. To the extent that an Award consists of newly issued shares of Restricted Stock, the Award recipient shall furnish consideration with a value not less than the par value (if any) of such Restricted Stock in the form of cash, cash equivalents, Shares or past services rendered to the Company (or an Affiliate), as the Committee may determine.

(d)	Vesting. Each Award of Restricted Stock may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, Disability or retirement or other events. The Committee may determine, at the time of granting shares of Restricted Stock or thereafter, that all or part of such Restricted Stock shall become vested in the event of a Change in Control.

(e)	Voting and Dividend Rights. Subject to the terms and restrictions of any Restricted Stock Agreement, the holders of Restricted Stock awarded under the Plan shall have the same voting, dividend and other rights as the Company's other shareholders.

(f)	Restrictions on Transfer of Restricted Stock. Restricted Stock shall be subject to such rights of repurchase, rights of first refusal or other restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Restricted Stock Agreement and shall apply in addition to any general restrictions that may apply to all holders of Restricted Stock.

(g)	Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Restricted Stock Award in a Restricted Stock Agreement or thereafter, upon Termination of Employment or the failure to satisfy one or more Performance Criteria during the applicable Restriction Period, Restricted Stock that is at that time subject to restrictions shall be forfeited.

(h)	Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, the certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, in its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 8
PERFORMANCE SHARES AND PERFORMANCE SHARE UNITS

8.1 Grant of Performance Shares or Performance Share Units. Subject to the provisions of Article 5 and this Article 8, Performance Shares or Performance Share Units may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Shares or Performance Share Units granted to each Participant.

8.2 Value of Performance Shares or Performance Share Units. Each Performance Share and each Performance Share Unit shall have a value determined by the Committee at the time of grant. The Committee shall set goals (including Performance Goals) for a particular period (including a Performance Period) in its discretion which, depending on the extent to which the goals are met, will determine the ultimate value of the Performance Share or Performance Share Units to the Participant.

8.3 Form and Timing of Payment. Payment for vested Performance Shares shall be made in Shares. Payments for vested Performance Share Units shall be made in cash, Shares or a combination thereof as determined by the Committee. All payments for Performance Shares and Performance Share Units shall be made in a lump sum. As a general rule, payment for Performance Shares or Performance Share Units shall be made on or before March 15 of the calendar year following the calendar year in which the right to the payment of the Performance Shares or Performance Share Units arises.

ARTICLE 9
STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights. Subject to the provisions of Article 5 and this Article 9, Stock Appreciation Rights may be granted to Participants at any time and from time to time as shall be determined by the Committee. SARs may be granted in connection with the grant of an Option, in which case the exercise of SARs will result in the surrender of the right to purchase the Shares under the Option as to which the SARs were exercised. When SARs are granted in connection with the grant of an Incentive Stock Option, the SARs shall have such terms and conditions as shall be required by Section 422 of the Code. Alternatively, SARs may be granted independently of Options.

9.2 Exercisability of SARs. SARs granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants; provided, however, that no SAR shall be exercisable later than ten (10) years from the Grant Date.

9.3 Exercise of SARs. Upon exercise of the SAR or at a fixed date after all or part of the SAR becomes exercisable, the Participant shall be entitled to receive payment of an amount determined by multiplying (a) the difference, if any, of the Fair Market Value of a Share on the date of exercise over the price of the SAR fixed by the Committee at the Grant Date, which shall not be less than the Fair Market Value of a Share at the Grant Date, by (b) the number of Shares with respect to which the SAR is exercised.

9.4 Form and Timing of Payment. Payment for SARs shall be made in Shares and/or cash, as determined by the Committee, and shall be payable at the time specified in the Award Agreement for such SARs.

ARTICLE 10
PERFORMANCE-BASED AWARDS

10.1 Grant of Performance-Based Awards. Options granted to any Covered Employees pursuant to Article 6 and SARs granted to Covered Employees pursuant to Article 9 should, by their terms, qualify for the "performance-based compensation" exception to the deduction limitations of Section 162(m) of the Code. The Committee, in the exercise of its complete discretion, also may choose to qualify some or all of the Restricted Stock Rights or Restricted Stock Awards granted to Covered Employees pursuant to Article 7 and/or some or all of the Performance Shares or Performance Share Units granted to Covered Employees pursuant to Article 8 for the "performance-based compensation" exception to the deduction limitations of Section 162(m) of the Code. If the Committee, in its discretion, decides that a particular Award to a Covered Employee should qualify as "performance-based compensation," the Committee will grant a Performance-Based Award to the Covered Employee and the provisions of this Article 10 shall supersede any contrary provision contained in Articles 7, 8 or 9. If the Committee concludes that a particular Award to a Covered Employee should not be qualified as "performance-based compensation," the Committee may grant the Award without satisfying the requirements of Section 162(m) of the Code and the provisions of this Article 10 shall not apply.

10.2 Applicability. This Article 10 shall apply only to Awards to those Covered Employees (if any) selected by the Committee to receive Performance-Based Awards and only if, and to the extent that, the Company is subject to Section 162(m) of the Code. The designation of a Covered Employee as a Participant for any Performance Period shall not in any manner entitle the Participant to receive a Performance-Based Award for such Performance Period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant for any subsequent Performance Period.

10.3 Committee Discretion with Respect to Performance-Based Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of the Performance Period, the type of Performance-Based Awards to be issued, the kind and/or level of the Performance Goal or Goals and whether the Performance Goal or Goals apply to the Company, an Affiliate, or any division or business unit thereof or the Participant or any group of Participants.

10.4 Establishment of Performance Goals. The Performance Goals for any Performance-Based Award granted pursuant to this Article 10 shall be established by the Committee in writing not later than ninety (90) days after the commencement of the Performance Period for such Award; provided that (a) the outcome must be substantially uncertain at the time the Committee establishes the Performance Goals, and (b) in no event will the Committee establish the Performance Goals for any Performance-Based Award after twenty-five percent (25%) of the Performance Period for such Award has elapsed. For purposes of this Article 10, the applicable Performance Period may not be less than three (3) months or more than ten (10) years.

10.5 Performance Evaluation; Adjustment of Goals. At the time that a Performance-Based Award is first issued, the Committee, in the Award Agreement or in another written document, shall specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Period: (i) judgments entered or settlements reached in litigation; (ii) the write-down of assets; (iii) the impact of any reorganization or restructuring; (iv) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (v) extraordinary non-recurring items, as described under generally accepted accounting principles applicable to the Company and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (vi) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (vii) foreign exchange gains and losses.

       The inclusion or exclusion of the foregoing items shall be expressed in a form that satisfies the requirements of Section 162(m) of the Code. The Committee, in its discretion, also may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants: (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development; or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

10.6 Adjustment of Performance-Based Awards. The Committee shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established Performance Goals. Notwithstanding any provision herein to the contrary, the Committee may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Committee shall retain the sole discretion to adjust Performance-Based Awards downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

10.7 Payment of Performance-Based Awards. Unless otherwise provided in the relevant Award Agreement, a Participant must be an Employee of the Company or an Affiliate on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such Performance Period are achieved.

10.8 Certification by Committee. Notwithstanding any provisions to the contrary, the payment of a Performance-Based Award shall not occur until the Committee certifies, in writing, that the pre-established Performance Goals and any other material terms and conditions precedent to such payment have been satisfied.

10.9 Maximum Award Payable. In accordance with Section 5.4, the maximum Performance-Based Award payable to any one participant for a Performance Period shall not exceed the limitation set forth in such section.

ARTICLE 11
CHANGE IN CONTROL

11.1 Definition of Change in Control. With respect to a particular Award granted under the Plan, a "Change in Control" shall be deemed to have occurred as of the first day, after the date of grant of the particular Award, that any one or more of the following conditions shall have been satisfied:

(a)	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (1) the then-outstanding Shares of the Company (the "Outstanding Company Common Shares") or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control; (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate or a successor, or (iv) any acquisition by any entity pursuant to a transaction that complies with subsections (c)(1), (2) and (3) of this Section 11.1;

(b)	Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the Directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its Affiliates, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Affiliates (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets directly or through one or more subsidiaries (a "Resulting Parent")) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, (2) no person (excluding any entity resulting from such Business Combination or a Resulting Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Resulting Parent) beneficially owns, directly or indirectly, thirty percent (35%) or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 35% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Resulting Parent were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)	Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control under clause (c) above.

11.2 Effect of Change in Control. Other than as otherwise expressly provided in an Award Agreement (in which case the terms of such Award Agreement will govern), notwithstanding any other term or provision of this Plan, if a Triggering Event shall occur within the 12-month period following a Change in Control, then, effective immediately prior to such Triggering Event, (i) each outstanding Option and Stock Appreciation Right, to the extent that it shall not otherwise have become vested and exercisable, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, (ii) each share of Restricted Stock or Restricted Stock Right shall become fully and immediately vested and all forfeiture and transfer restrictions thereon shall lapse, and (iii) each outstanding Performance Share or Performance Share Unit shall become immediately payable.

11.3 Board Discretion. Except as otherwise provided in an Award Agreement, in this Plan or a Participant's employment or other agreement with the Company or an Affiliate, the Board has the sole and absolute discretion to fully or partially vest and make exercisable any outstanding Award upon the closing of a transaction that results in a Change in Control. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a Share in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

ARTICLE 12
NON-TRANSFERABILITY

12.1 General. Unless otherwise determined by the Committee, no Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, until the termination of any Restricted Period or Performance Period as determined by the Committee.

12.2 Beneficiary Designation. Notwithstanding Section 12.1, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is provided to the Committee.

12.3 Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange or quotation system on which the Shares are listed, quoted or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, provincial or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

ARTICLE 13
FORFEITURE

13.1 Forfeiture Events. The Committee will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, Termination of Employment for Cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

13.2 Clawback. Notwithstanding any other provisions in the Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

13.3 Termination Events. Unless otherwise provided by the Committee and set forth in an Award Agreement, if a Participant's employment with the Company or any Affiliate shall be terminated for Cause, the Committee may, in its sole discretion, immediately terminate such Participant's right to any further payments, vesting or exercisability with respect to any Award in its entirety. The Committee shall have the power to determine whether the Participant has been terminated for Cause and the date upon which such termination for Cause occurs. Any such determination shall be final, conclusive and binding upon the Participant. In addition, if the Company shall reasonably determine that a Participant has committed or may have committed any act which could constitute the basis for a termination of such Participant's employment for Cause, the Committee may suspend the Participant's rights to exercise any option, receive any payment or vest in any right with respect to any Award pending a determination by the Committee of whether an act has been committed which could constitute the basis for the Termination of Employment for "Cause" as provided in this Section 13.3.

ARTICLE 14
SUBSTITUTION OF AWARDS

14.1 Substitution of Awards. Any Award may be granted under this Plan in substitution for Awards held by any individual who is an employee of another corporation who is about to become an Employee as the result of a merger, consolidation or reorganization of the corporation with the Company, or the acquisition by the Company of the assets of the corporation, or the acquisition by the Company of stock of the corporation as the result of which such corporation becomes an Affiliate or a subsidiary of the Company. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of granting the Award may deem appropriate to conform, in whole or in part, to the provisions of the Award in substitution for which they are granted. However, in the event that the Award for which a substitute Award is being granted is an Incentive Stock Option, no variation shall adversely affect the status of any substitute Award as an Incentive Stock Option under the Code. In addition, in the event that the award for which a substitute Award is being granted is a Non-Qualified Stock Option or a Stock Appreciation Right that otherwise satisfies the requirements of the "stock rights exception" to Section 409A of the Code, no variation shall adversely affect the status of any substitute Award under the stock rights exception to Section 409A of the Code.

ARTICLE 15
AMENDMENT, MODIFICATION, AND TERMINATION

15.1 Amendment, Modification and Termination. The Board may at any time, and from time to time, terminate, amend or modify the Plan, in whole or in part; provided however, that any such action of the Board shall be subject to approval of the shareholders to the extent required by law, regulation, any stock exchange rule for any exchange on which Shares are listed or Section 15.2 hereof. Notwithstanding the above, to the extent permitted by law, the Board may delegate to the Committee the authority to approve non-substantive amendments to the Plan. No amendment, modification, or termination of the Plan or any Award under the Plan shall in any manner materially adversely affect any Award theretofore granted under the Plan without the consent of the holder thereof (unless such change is required in order to cause the benefits under the Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code and applicable interpretive authority thereunder).

15.2 Shareholder Approval Requirements. Except as provided in Section 5.3, neither the Board nor the Committee may, without the approval of the shareholders,

(a)	reduce the purchase price or exercise price of any outstanding Award, including any Option or SAR (or the cancellation and re-grant of an Award resulting in a lower exercise price or purchase price);

(b)	extend the expiry date of any outstanding Option or SAR except as permitted under Section 6.1(b) and Section 9.2, as applicable;

(c)	amend the Plan to remove or to exceed the participation limits described in Section 5.4, including but not limited to those applicable to non-Employee Directors;

(d)	increase the number of Shares available under the Plan (other than any adjustment as provided in Section 5.3);

(e)	grant Options with an exercise price that is below Fair Market Value on the Grant Date;

(f)	cancel any Option or SAR in exchange for cash or any other Award or in exchange for any Option or SAR with an exercise price that is less than the exercise price of the original Option or SAR; or

(g)	amend this Article 15 other than amendments of a clerical nature.

ARTICLE 16
TAX WITHHOLDING

16.1 Tax Withholding. The Company shall have the power to withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, provincial and local withholding tax requirements on any Award under the Plan. To the extent that alternative methods of withholding are available under applicable tax laws, the Company shall have the power to choose among such methods.

16.2 Form of Payment. To the extent permissible under applicable tax, securities, and other laws, the Company may, in its sole discretion, permit the Participant to satisfy a tax withholding requirement by (a) using already owned Shares that have been held by the Participant for at least six (6) months; (b) a broker-assisted "cashless" transaction; (c) directing the Company to apply Shares to which the Participant is entitled pursuant to the Award to satisfy the required minimum statutory withholding amount; or (d) a personal check or other cash equivalent acceptable to the Company.

ARTICLE 17
INDEMNIFICATION

17.1 Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's articles of incorporation, bylaws, resolution or agreement, as a matter of law, or otherwise, or any power that the Company may have to indemnify him or hold him harmless.

ARTICLE 18
GENERAL PROVISIONS

18.1 No Right to Continued Employment/No Additional Rights/Participants. Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Participant any right to continue employment or a contractual relationship with the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Participant's employment or other service relationship for any reason at any time. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement.

18.2 No Rights to Awards. No Participant, Employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, Employees, and other persons uniformly.

18.3 Funding. The Company shall not be required to segregate any of its assets to ensure the payment of any Award under the Plan. Neither the Participant nor any other persons shall have any interest in any fund or in any specific asset or assets of the Company or any other entity by reason of any Award, except to the extent expressly provided hereunder. The interests of each Participant and former Participant hereunder are unsecured and shall be subject to the general creditors of the Company. The Plan is not intended to be subject to the Employee Retirement Security Act of 1974, as amended.

18.4 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, including without limitation Canadian securities laws and United States federal and state securities laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Committee may impose such restrictions and/or conditions on any Shares as it may deem advisable, including without limitation restrictions under the Securities Act, under the requirements of any exchange upon which such Shares are then listed, under any blue sky or other securities laws applicable to such Shares. The Company shall be under no obligation to register pursuant to the Securities Act or applicable Canadian securities laws any of the Shares paid pursuant to the Plan. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or applicable Canadian securities laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption. With respect to any Participant who is, on the relevant date, obligated to file reports pursuant to Section 16 of the Exchange Act, transactions pursuant to this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors pursuant to the Exchange Act. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on the exercise of any Award as may be required to satisfy the requirements of Rule 16b-3 or its successors pursuant to the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be void to the extent permitted by law and voidable as deemed advisable by the Committee.

18.5 Governing Law. The Plan and all agreements into which the Company and any Participant enter pursuant to the Plan shall be construed in accordance with and governed by the laws of British Columbia.

18.6 No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

18.7 Adoption of Other Plans. The adoption of the Plan shall not preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for Employees, Officers, non-Employee Directors and Consultants of the Company or any Affiliate.

18.8 No Corporate Action Restriction. The existence of the Plan, the Award Agreements and the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Affiliate, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Affiliate, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Affiliate, (d) any dissolution or liquidation of the Company or any Affiliate, (e) any sale or transfer of all or any part of the assets or business of the Company or any Affiliate, or (f) any other corporate act or proceeding by the Company or any Affiliate. No Participant, beneficiary or any other person shall have any claim under any Award or Award Agreement against any member of the Board or the Committee, or the Company or any Employees, Officers or agents of the Company or any Affiliate, as a result of any such action.

18.9 Titles and Headings. The titles and headings of the Articles in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

18.10 Successors and Assigns. The Plan shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including without limitation, whether by way of merger, consolidation, operation of law, assignment, purchase, or other acquisition of substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company's obligations under the Plan.

18.11 Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.12 Survival of Provisions. The rights, remedies, agreements, obligations and covenants contained in or made pursuant to this Plan, any agreement and any notices or agreements made in connection with this Plan shall survive the execution and delivery of such notices and agreements and the delivery and receipt of such Shares if required by Section 12.3, shall remain in full force and effect.

ARTICLE 19
EXECUTION

19.1 To record the adoption of the Plan by the Board on June 7, 2014, the Company has caused its authorized officer and/or director to execute the same.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
	Name:	Michael Smith
	Title:	Managing Director

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by
5pm Eastern Standard Time on November 13, 2014.

Vote by Internet Go to www.envisionreports.com/MFCI Or scan the QR code with your smartphone Follow the steps outlined on the secure website

Vote by telephone Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone. Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card
▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC INDUSTRIAL LTD. (THE “COMPANY”) FOR AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 14, 2014 (THE “MEETING”).

	For	Against	Abstain
1.

To consider, and if thought fit, approve a special resolution to amend the Articles of the Company to remove the provisions that provide for staggered terms of office for the directors (the “Amendment”) and the consequential removal of the current directors of the Company from the board of directors so that the terms of all directors will be for one year and expire at the Company’s next annual general meeting, as more fully described in the accompanying information circular.

	☐	☐	☐

		FOR ALL	WITHHOLD FOR ALL
2.	If the Amendment is approved, the election of the following directors of the Company:	☐	☐
01 - Peter R. Kellogg 02 - Michael J. Smith 03 - Gerardo Cortina 04 - Indrajit Chatterjee 05 - Silke Stenger 06 - William Horn 07 - Dr. Shuming Zhao
		FOR ALL	WITHHOLD FOR ALL
3.	If the Amendment is NOT approved, the election of the following Class III directors of the Company:	☐	☐
01 - Michael J. Smith 02 - Gerardo Cortina 03 - Dr. Shuming Zhao

	For	Against	Abstain
4.

To consider, and if thought fit, approve an ordinary resolution to approve and adopt the 2014 Equity Incentive Plan of the Company in the form set out in Schedule “C” to the management information circular delivered to the Company’s shareholders in connection with the Meeting.

	☐	☐	☐
	For	Against	Abstain
5.

The appointment of the auditors for the fiscal year ended December 31, 2014 (as set forth in the notice of meeting and management information circular delivered to the Company’s shareholders in connection with the Meeting) and the authorization of the directors to fix the remuneration of the auditors for the ensuing year.

	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.
1 U P X

01WY0D

NOTES:

1.	This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Samuel Morrow or Rene Randall, you should strike out their name and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.	A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.

4.	A proxy, to be effective, must be deposited with Computershare by 11:00 a.m. (Mexico City time) on November 12, 2014 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof).

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.	This proxy should be read in conjunction with the accompanying documentation provided by management.

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of shareholders. The Management Information Circular / Proxy Statement and the 2014 Annual Report to Shareholders are available at: www.envisionreports.com/MFCI

▼IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — MFC INDUSTRIAL LTD.

 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC INDUSTRIAL LTD.
(THE “COMPANY”) FOR AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
NOVEMBER 14, 2014 (THE “MEETING”).

     The undersigned, registered shareholder of the Company, hereby appoints Samuel Morrow or failing him, Rene Randall, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters.

(Continued and to be marked, dated and signed, on the other side)

B	Non-Voting Items
Change of Address — Please print new address below.	Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

MFC INDUSTRIAL LTD.
SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that MFC INDUSTRIAL LTD. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

MFC INDUSTRIAL LTD.
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

*******

If you wish to receive the Statements, please complete below and return.

(Please PRINT your name and address)

Interim Financial Statements and MD&A

Annual Financial Statements and MD&A

(Name of Shareholder)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder or Authorized Signatory)

Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow Chief Financial Officer

Date: October 17, 2014